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04010852

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nokia Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 26 2004
THOMSON FINANCIAL

FILE NO. 82- 1490 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/26/04



NOKIA IN 2003

NOKIA
CONNECTING PEOPLE

ANNUAL ACCOUNTS 2003

Key data 2003	4
Review by the Board of Directors	5
Consolidated profit and loss accounts, IAS	8
Consolidated balance sheets, IAS	9
Consolidated cash flow statements, IAS	10
Statements of changes in shareholders' equity, IAS	12
Notes to the consolidated financial statements	13
Profit and loss accounts, parent company, FAS	32
Cash flow statements, parent company, FAS	32
Balance sheets, parent company, FAS	33
Notes to the financial statements of the parent company	34
Nokia shares and shareholders	38
Nokia 1999–2003, IAS	45
Calculation of key ratios	48
Proposal by the Board of Directors to the Annual General Meeting	49
Auditors' report	50

ADDITIONAL INFORMATION

U.S. GAAP	52
Critical accounting policies	55
Group Executive Board	58
Board of Directors	60
Risk factors	62
Corporate Governance	63
Investor information	68
General contact information	69

Key data 2003

The key data is based on financial statements according to International Accounting Standards, IAS

NOKIA	2003	2002	Change, %	2001
EURm				
Net sales	**29 455**	30 016	–2	31 191
Operating profit	**5 011**	4 780	5	3 362
Profit before taxes	**5 345**	4 917	9	93 475
Net profit	**3 592**	3 381	6	2 200
Research and development	**3 760**	3 052	23	2 985
Return on capital employed, %	**34.7**	35.3		27.9
Net dept to equity (gearing), %	**–71**	–61		–41
EUR				
Earnings per share, basic	**0.75**	0.71	6	0.47
Dividend per share	**0.30***	0.28	7	0.27
Average number of shares (1 000 shares)	**4 761 121**	4 751 110		4 702 852

** Board's proposal*

BUSINESS GROUPS	2003	2002	Change, %	2001
EURm				
Nokia Mobile Phones				
Net sales	**23 618**	23 211	2	23 158
Operating profit	**5 483**	5 201	5	4 521
Research and development	**2 064**	1 884	10	1 599
Nokia Networks				
Net sales	**5 620**	6 539	–14	7 534
Operating profit	**–219**	–49		–73
Research and development	**1 540**	995	55	1 135
Nokia Ventures Organization				
Net sales	**366**	459	–20	585
Operating profit	**–161**	–141	–14	–855
Research and development	**124**	136	–9	221
Personnel, Dec. 31				
Nokia Mobile Phones	**27 785**	26 090	6	26 453
Nokia Networks	**15 301**	17 361	–12	19 392
Nokia Ventures Organization	**1 561**	1 506	4	1 886
Common Group Functions	**6 712**	6 791	–1	6 118
Nokia Group	**51 359**	51 748	–1	53 849

10 MAJOR MARKETS	2003	2002	2001
Net sales, EURm			
USA	**4 475**	4 665	5 614
UK	**2 693**	3 111	2 808
Germany	**2 297**	1 849	2 003
China	**2 013**	2 802	3 418
UAE	**1 886**	925	619
India	**1 062**	539	264
Italy	**1 003**	1 342	1 168
France	**867**	1 273	1 260
Brazil	**805**	773	892
Spain	**748**	531	644

10 MAJOR COUNTRIES	2003	2002	2001
Personnel, Dec. 31			
Finland	**22 274**	22 535	22 246
USA	**6 636**	6 661	7 298
China	**4 595**	4 778	5 202
Germany	**3 486**	3 620	3 892
Hungary	**2 571**	1 975	1 937
UK	**1 947**	2 139	2 286
Brazil	**1 497**	1 466	1 413
Mexico	**1 290**	1 158	1 198
Denmark	**1 270**	1 176	1 166
South Korea	**743**	821	864

Main currencies, rates at year end 2003

1 EUR = USD 1.2274
GBP 0.7029
SEK 8.9992
JPY 132.32

Review by the Board of Directors 2003

Nokia's net sales in 2003 decreased by 2% compared with 2002 and totaled EUR 29 455 million (EUR 30 016 million in 2002). Sales in Nokia Mobile Phones were up 2% at EUR 23 618 million (EUR 23 211 million) and decreased in Nokia Networks by 14% to EUR 5 620 million (EUR 6 539 million). Sales decreased in Nokia Ventures Organization by 20% to EUR 366 million (EUR 459 million).

Operating profit in 2003 increased by 5% and totaled EUR 5 011 million (EUR 4 780 million in 2002). Operating margin was 17.0% (15.9% in 2002). Operating profit in Nokia Mobile Phones increased by 5% to EUR 5 483 million (EUR 5 201 million in 2002). Operating loss in Nokia Networks increased to EUR 219 million (operating loss of EUR 49 million in 2002). Operating margin in Nokia Mobile Phones was 23.2% (22.4% in 2002), while the operating margin in Nokia Networks was -3.9% (-0.7% in 2002). Nokia Ventures Organization showed an operating loss of EUR 161 million (operating loss of EUR 141 million in 2002). Common Group Expenses totaled EUR 92 million (EUR 231 million in 2002).

In 2003, operating profit included a positive adjustment of EUR 226 million related to customer financing impairment charges (MobilCom) and of EUR 550 million charges related to restructuring costs and impairments and write-offs of capitalized R&D expenses, as well as a goodwill impairment of EUR 151 million. All these items impacted on Nokia Networks operating result. In 2002, operating profit included customer finance impairments of EUR 279 million and goodwill impairments of EUR 182 million.

Financial income totaled EUR 352 million in 2003 (EUR 156 million in 2002). Profit before tax and minority interests was EUR 5 345 million in 2003 (EUR 4 917 million in 2002). Net profit totaled EUR 3 592 million in 2003 (EUR 3 381 million in 2002). Earnings per share increased to EUR 0.75 (basic) and to EUR 0.75 (diluted) in 2003, compared with EUR 0.71 (basic) and EUR 0.71 (diluted) in 2002.

At December 31, 2003, net-debt-to-equity ratio (gearing) was -71% (-61% at the end of 2002). Total capital expenditures in 2003 amounted to EUR 432 million (EUR 432 million in 2002).

At the end of 2003, outstanding long-term loans to customers totaled EUR 354 million (compared with EUR 1 056 million in 2002), while guarantees given on behalf of customers totaled EUR 33 million (EUR 91 million). In addition, Nokia had financing commitments totaling EUR 490 million (EUR 857 million) at the end of 2003.

Global Reach

In 2003, Europe, Middle-East & Africa accounted for 57% of Nokia's net sales (54% in 2002), the Americas 21% (22%) and Asia-Pacific 22% (24%). The 10 largest markets were the US, UK, Germany, China, United Arab Emirates, India, Italy, France, Brazil and Spain, together representing 61% of total sales.

Research and Development

In 2003, Nokia continued to invest in its worldwide research and development network and cooperation. At year-end, Nokia had 19 849 R&D employees, representing approximately 39% of Nokia's total personnel. Nokia has R&D centers in 11 countries. Research and development expenses increased by 23% (2% in 2002) and totaled EUR 3 760 million (EUR 3 052 million in 2002), representing 12.8% of net sales (10.2% of net sales in 2002). Excluding personnel-related restructuring costs as well as impairments and write-offs of capitalized R&D expenses in Nokia Networks totaling EUR 470 million, the increase in R&D expenses would have been 8%, representing 11.2% of net sales.

Joint Initiatives

Industry cooperation is a key driver of a balanced business ecosystem and healthy competition. As the industry creates and implements open specifications, it enables devices and systems to work seamlessly together independently of the vendor.

The **Open Mobile Alliance** (OMA) has gained overwhelming industry support. Since its inception in June 2002, OMA has grown to more than 350 companies representing mobile operators, device and network suppliers, information technology companies, and content providers. It has intensified cooperation among industry players, bringing about the faster adoption of mobile services as well as market growth for the entire mobile industry. Interoperability is requisite for the success of mobile services and it is broadly supported through OMA. To date, there are 17 Enabler Releases available within OMA, and Nokia has been very active in deploying these. Of the latest Nokia devices introduced, 14 phone models adhere to multiple OMA specifications.

The **Digital Home Working Group** (DHWG) was introduced in June 2003 by Nokia together with 16 other industry leaders from the PC, consumer electronics and mobile industries to simplify sharing of digital content among consumer electronics, PCs, and mobile devices. The goal is to establish a platform of interoperability based on open industry standards to enable the transparent home network so that consumers can easily consume, manage, and distribute digital content in new ways.

People

The average number of personnel for 2003 was 51 605 (52 714 for 2002). At the end of 2003, Nokia employed 51 359 people worldwide (51 748 at year-end 2002). In 2003, Nokia's personnel decreased by a total of 389 employees (decrease of 2 101 in 2002).

During 2003, our people management objectives focused on developing the leadership skills and competencies of our managers and leaders. A number of Nokia initiatives supported these objectives and helped to create a competitive advantage through our people.

Corporate Reorganization

Towards the end of 2003, Nokia decided, effective January 1, 2004, to reorganize in order to further align the company's overall structure with its strategy. Nokia's new structure includes four business groups which

Net sales by business group

Jan. 1 – Dec. 31	2003 EURm	%	2002 EURm	%	Change %
Nokia Mobile Phones	**23 618**	**80**	23 211	77	2
Nokia Networks	**5 620**	**19**	6 539	22	–14
Nokia Ventures Organization	**366**	**1**	459	1	–20
Inter-business group eliminations	**–149**		–193		
Nokia Group	**29 455**	**100**	30 016	100	–2

Operating profit by business group, IAS

Jan. 1 – Dec. 31	2003 EURm	% of net sales	2002 EURm	% of net sales
Nokia Mobile Phones	**5 483**	**23.2**	5 201	22.4
Nokia Networks	**–219**	**–3.9**	–49	–0.7
Nokia Ventures Organization	**–161**	**–44.0**	–141	–30.7
Common Group Expenses	**–92**		–231	
Nokia Group	**5 011**	**17.0**	4 780	15.9

form the main reporting structure: Mobile Phones, Multimedia, Networks, and Enterprise Solutions. This provides us with a strong organizational base from which to make progress in the mobility industry and which also builds on the changes that were first implemented in Nokia Mobile Phones in 2002.

The new structure also includes three horizontal groups that support the business groups: Customer and Market Operations, Technology Platforms and Research, Venturing and Business Infrastructure.

Corporate Governance

In 2003, the Board evaluated its practices in light of the various corporate governance initiatives introduced during the year. The emphasis was to maintain and adopt best practices to further increase transparency and accountability towards all stakeholders. Nokia aims to comply with applicable rules and regulations, and to proactively seek practices beyond those requirements to enhance good governance.

Corporate Responsibility

During 2003, Nokia expanded its global community involvement program, Make a Connection, to 16 countries, reaching over 1.25 million people, and participated in the Philippines pilot of BRIDGE*it*, which uses mobile technology to bring interactive learning materials to schools in poor and remote areas. The employee volunteering initiative, Nokia Helping Hands, also grew and is now in more than 25 countries. Nokia also signed a 3-year frame agreement for cooperation with WWF (World Wide Fund for Nature). Nokia participates in many international initiatives, such as the United Nations' Global Compact and ICT Task Force, International Youth Foundation, World Business Council for Sustainable Development and WWF.

As a result of the company's performance in economic, environmental and social issues, and increased transparency in reporting, Nokia was again included in Socially Responsible Investment (SRI) benchmarks, such as the Dow Jones Sustainability Indexes and the FTSE4Good. In 2003, Nokia was ranked number one in the Global Communications Technology and European Technology market industry sectors within the Dow Jones Sustainability Index.

Nokia Mobile Phones in 2003

For the full year 2003, Nokia volumes reached a record 179 million units, leading to an estimated market share slightly above 38%.

Nokia Mobile Phones broadened and revitalized its product portfolio by launching 40 new products during 2003 with an emphasis on more advanced devices, CDMA technology, entry-level phones and market localization. In addition to focusing on innovation and design in the portfolio in 2003, Nokia also made good progress in improving the quality of its processes and products, leading to concrete results.

Of the new products launched, 31 models had color-screens, 14 models had cameras and 24 models were MMS-enabled. The focus on more advanced devices includes the broad camera phone portfolio, with 12 camera phone models on the market by year-end. Nokia also started sales of two products to drive the adoption of advanced devices: the Nokia 7600, Nokia's second 3G WCDMA phone to pave the way for mass market 3G services, and the Nokia 6600 smart phone. The commercial success of the Nokia 6600 has enabled the Symbian OS and Series 60 to become industry-leading smart phone platforms.

During the year, Nokia launched 11 CDMA handsets including Nokia's first color-screen CDMA product, the Nokia 3586, and Nokia's first CDMA camera phone, the Nokia 6225.

A refreshed line of entry-level phones includes the Nokia 3200, the company's first high-volume, affordable camera phone; and the Nokia 2200 Series CDMA phones, designed for first-time users and growth markets.

Highlighting Nokia's commitment to usability are two popular localized products. The high-end Nokia 6108 pen-based phone for the Chinese market was the first phone enabling text input, handwriting recognition and predictive text in English and Chinese. It was followed by an entry-level product, the Nokia 3108.

As examples of Nokia's expanding imaging product portfolio, the Nokia Imagewear product group was launched in the third quarter and the Nokia Image Frame started shipping during the fourth quarter. These products give consumers new ways to use digital images, and also strengthen Nokia's overall imaging-related product offering.

In 2003, Nokia Mobile Phones also introduced products in new functional categories, such as the Nokia 7700 media device and the Nokia N-Gage mobile game deck. The Multimedia business group is now responsible for the development and commercialization of devices such as these.

For enterprises, Nokia Mobile Phones introduced a range of business-oriented devices, such as the Nokia 6810 and Nokia 6820 messaging devices with full QWERTY keyboards, and the Nokia D211 and Nokia D311 multimode radio cards. The Enterprise Solutions business group is now responsible for the development and commercialization of messaging devices and data card products such as these, including the Communicator product line.

In line with the high levels of demand, Nokia made the decision to expand production capacity at its Komárom factory in Hungary, among others.

Nokia Networks in 2003

During 2003, Nokia announced seven 3G network deals in Bahrain, Greece, Hong Kong, Singapore, Switzerland, the UK and France. Mobile operators began reconfirming their commitments to 3G WCDMA in the second half of the year by renewing and continuing network agreements and by accelerating network rollouts. By the end of 2003, Nokia was a supplier to six of the world's 12 commercially launched 3G networks and was rolling out 3G WCDMA networks to 26 customers around the world. Altogether, Nokia has 37 public 3G references.

Nokia announced 18 GSM, GPRS or GSM/GPRS/EDGE deals covering all markets, in addition to four EDGE deals in Latin America and Asia-Pacific. During the year, EDGE gained momentum and at year-end, Nokia was a supplier to nine of the eleven commercially launched EDGE networks. This included a nationwide EDGE deployment and network opening with AT&T Wireless in the United States.

There was also strong momentum in packet-based core networks and Nokia's GPRS references increased by ten to 76 networks. Nokia also concluded 13 deals for Nokia Intelligent Content Delivery, the core network solution for multimedia services traffic and charging, and made several deals for MMS and other service enablers. Nokia has now supplied MMS technology to approximately 60 operators around the world. In TETRA networks for public safety and security customers, Nokia signed four new deals in China and France.

As part of Nokia's aim to double the global subscriber base by 2008, the Nokia Connect GSM Solution for growth markets was launched in August. The Nokia Connect GSM Solution comprises infrastructure, network management and services, and aims to halve the total cost of ownership in network investment and operations.

In October, Nokia introduced its carrier grade network products for push-to-talk over cellular, a technology enabling new direct voice service for one-on-one and one-to-group communications over existing GPRS networks. Nokia has over 30 trials underway with operators globally.

During 2003, many mobile operators sought to lower their operating expenses and to improve the quality of their mobile services. In line with this, the importance of the Operations Solutions business to Nokia increased and Nokia successfully joined several leading operators to provide operations support, network performance services and service quality management solutions.

During the first half of the year, the group took measures to improve its profitability by lowering its research and development costs and reducing the number of employees. The actions already showed results in the fourth quarter as Nokia Networks profitability improved.

Nokia Ventures Organization in 2003

In the first half of 2003, revenue at Nokia Internet Communications continued to be affected by the slowdown in information technology spending. During the second half of 2003, the market began to show signs of improvement. Enterprises continued to rank spending on corporate network security as among their highest priorities with positive effects on the overall market growth in 2003. Full-year sales at Nokia Internet Communications were slightly lower year on year, reflecting the continued weakness of the US dollar.

The unit introduced new product categories and solutions in 2003 that expanded Nokia's network security appliance portfolio beyond perimeter security, into the secure content management and connectivity arenas. New products focused predominantly on extending mobility to enterprise workforces, protecting corporate e-mail content, and providing firewall/virtual private network benefits to remote offices.

During 2003, Nokia Home Communications continued renewing and broadening its product portfolio of advanced digital satellite, terrestrial and cable television receivers with new models for consuming, sharing and storing diverse digital content. These new products increased the interoperability between digital TV receivers and mobile phones. Nevertheless, sales in 2003 for Nokia Home Communications clearly declined compared to 2002.

Changes in share capital

In 2003, Nokia's share capital increased by EUR 429 616.32 as a result of the issue of 7 160 272 new shares upon exercise of warrants issued to key personnel in 1997. Nokia's share capital was also increased in May by EUR 73 502.82 when 1 225 047 shares were issued to finance the acquisition of Eizel Technologies, Inc. The shares were issued for a subscription price of EUR 14.76 per share based on the market price of Nokia share. Due to the limited number of shares issued, the issuance did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Nokia repurchased through its share repurchase plan a total of 94 478 500 shares on the Helsinki Exchanges at an aggregate price of approximately EUR 1.351 billion during the period from April 22 to November 28. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 5 668 710, representing approximately 2% of the share capital of the company and the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2003, Nokia and its subsidiary companies owned 96 024 549 Nokia shares. The shares had an aggregate par value of EUR 5 761 472.94, representing 2% of the share capital of the company and the total voting rights.

The total number of shares at December 31, 2003 was 4 796 292 460. As a result of the new share issues, Nokia received a total of EUR 23 105 302.71 in additional shareholders' equity in 2003. At December 31, 2003, Nokia's share capital was EUR 287 777 547.60.

Outlook

In 2003, Nokia continued to perform well in a challenging environment, translating its core strengths of leading brand, excellence in execution and continuous product renewal into strong profitability. Going into 2004, the company expects market conditions to remain challenging, but sees encouraging indications for recovery. Nokia continues to expect somewhat over 10% volume growth for the mobile device market in 2004. Moreover, the convergence of the mobile communications, information technology and media industries opens possibilities for Nokia to create new product and service categories, such as mobile games, multimedia and enterprise solutions. The network infrastructure market began to stabilize towards the end of 2003 and is expected to be flat to slightly up in 2004. Nokia will continue to build on its industry-leading position, seeking to achieve high profitability as well as to grow market share.

Dividend

Nokia's Board of Directors will propose a dividend of EUR 0.30 per share for 2003.

CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO IAS

Consolidated profit and loss accounts, IAS

Financial year ended Dec. 31	Notes	2003 EURm	2002 EURm	2001 EURm
Net sales		**29 455**	30 016	31 191
Cost of sales		**-17 237**	-18 278	-19 787
Research and development expenses		**-3 760**	-3 052	-2 985
Selling, general and administrative expenses	6,7	**-3 363**	-3 239	-3 523
Customer finance impairment charges, net of reversals	7	**226**	-279	-714
Impairment of goodwill	7	**-151**	-182	-518
Amortization of goodwill	9	**-159**	-206	-302
Operating profit	2, 3, 4, 5, 6, 7, 9	**5 011**	4 780	3 362
Share of results of associated companies	32	**-18**	-19	-12
Financial income and expenses	10	**352**	156	125
Profit before tax and minority interests		**5 345**	4 917	3 475
Tax	11	**-1 699**	-1 484	-1 192
Minority interests		**-54**	-52	-83
Net profit		**3 592**	3 381	2 200

Earnings per share	28	2003 EUR	2002 EUR	2001 EUR
Basic		**0.75**	0.71	0.47
Diluted		**0.75**	0.71	0.46

Average number of shares (1 000 shares)	28	2003	2002	2001
Basic		**4 761 121**	4 751 110	4 702 852
Diluted		**4 761 160**	4 788 042	4 787 219

See Notes to Consolidated Financial Statements.

Consolidated balance sheets, IAS

Dec. 31	Notes	2003 EURm	2002 EURm
ASSETS			
Fixed assets and other non-current assets			
Capitalized development costs	12	**537**	1 072
Goodwill	12	**186**	476
Other intangible assets	12	**185**	192
Property, plant and equipment	13	**1 566**	1 874
Investments in associated companies	14	**76**	49
Available-for-sale investments	15	**121**	238
Deferred tax assets	24	**743**	731
Long-term loans receivable	16	**354**	1 056
Other non-current assets		**69**	54
		3 837	5 742
Current assets			
Inventories	17, 19	**1 169**	1 277
Accounts receivable, net of allowances for doubtful accounts (2003: EUR 367 million, 2002: EUR 300 million)	18, 19	**5 231**	5 385
Prepaid expenses and accrued income	18	**1 106**	1 156
Other financial assets		**465**	416
Available-for-sale investments	15	**816**	–
Available-for-sale investments, cash equivalents	15, 34	**10 151**	7 855
Bank and cash	34	**1 145**	1 496
		20 083	17 585
Total assets		**23 920**	23 327

Dec. 31	Notes	2003 EURm	2002 EURm
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	21	**288**	287
Share issue premium		**2 272**	2 225
Treasury shares, at cost		**–1 373**	–20
Translation differences		**–85**	135
Fair value and other reserves	20	**93**	–7
Retained earnings	22	**13 953**	11 661
		15 148	14 281
Minority interests		**164**	173
Long-term liabilities	23		
Long-term interest-bearing liabilities		**20**	187
Deferred tax liabilities	24	**241**	207
Other long-term liabilities		**67**	67
		328	461
Current liabilities			
Short-term borrowings	25	**387**	377
Current portion of long-term debt		**84**	–
Accounts payable		**2 919**	2 954
Accrued expenses	26	**2 468**	2 611
Provisions	27	**2 422**	2 470
		8 280	8 412
Total shareholders' equity and liabilities		**23 920**	23 327

See Notes to Consolidated Financial Statements.

Consolidated cash flow statements, IAS

Financial year ended Dec. 31	Notes	2003 EURm	2002 EURm	2001 EURm
Cash flow from operating activities				
Net profit		**3 592**	3 381	2 200
Adjustments total	33	**2 953**	3 151	4 132
Net profit before change in net working capital		**6 545**	6 532	6 332
Change in net working capital	33	**–203**	955	978
Cash generated from operations		**6 342**	7 487	7 310
Interest received		**256**	229	226
Interest paid		**–33**	–94	–155
Other financial income and expenses		**119**	139	99
Income taxes paid		**–1 440**	–1 947	–933
Net cash from operating activities		**5 244**	5 814	6 547
Cash flow from investing activities				
Acquisition of Group companies, net of acquired cash (2003: EUR 0 million 2002: EUR 6 million 2001: EUR 12 million)		**–7**	–10	–131
Purchase of non-current available-for-sale investments		**–282**	–99	–323
Purchase of shares in associated companies		**–61**	–	–
Additions to capitalized development costs		**–218**	–418	–431
Long-term loans made to customers		**–97**	–563	–1 129
Proceeds from repayment and sale of long term loans receivable		**315**	314	–
Proceeds from (+) / payment of (–) other long-term receivables		**–18**	–32	84
Proceeds from (+) / payment of (–) short-term loans receivable		**63**	–85	–114
Capital expenditures		**–432**	–432	–1 041
Proceeds from disposal of shares in Group companies, net of disposed cash		**–**	93	–
Proceeds from sale of non-current available-for-sale investments		**381**	162	204
Proceeds from sale of fixed assets		**19**	177	175
Dividends received		**24**	25	27
Net cash used in investing activities		**–313**	–868	–2 679
Cash flow from financing activities				
Proceeds from stock option exercises		**23**	163	77
Purchase of treasury shares		**–1 355**	–17	–21
Capital investment by minority shareholders		**–**	26	4
Proceeds from long-term borrowings		**8**	100	102
Repayment of long-term borrowings		**–56**	–98	–59
Proceeds from (+) / repayment of (–) short-term borrowings		**–22**	–406	–602
Dividends paid		**–1 378**	–1 348	–1 396
Net cash used in financing activities		**–2 780**	–1 580	–1 895
Foreign exchange adjustment		**–182**	–163	–43
Net increase in cash and cash equivalents		**1 969**	3 203	1 930
Cash and cash equivalents at beginning of period		**9 351**	6 125	4 183
Cash and cash equivalents at end of period		**11 320**	9 328	6 113

CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO IAS

	Notes	**2003 EURm**	2002 EURm	2001 EURm
Change in net fair value of current available-for-sale investments		**–24**	23	12
As reported on balance sheet		**11 296**	9 351	6 125
Movement in cash and cash equivalents:				
At beginning of year as previously reported		**9 351**	6 125	4 183
On adoption of IAS 39 remeasurement of current available-for-sale investments to fair value		**-**	–	42
At beginning of year as restated		**9 351**	6 125	4 225
Net fair value gains (+)/losses(–) on current available-for-sale investments		**–24**	23	–30
Net increase in cash and cash equivalents		**1 969**	3 203	1 930
As reported on balance sheet		**11 296**	9 351	6 125
At end of year comprising:				
Bank and cash		**1 145**	1 496	1 854
Current available-for-sale investments, cash equivalents	15, 34	**10 151**	7 855	4 271
		11 296	9 351	6 125

See Notes to Consolidated Financial Statements.

The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

Consolidated statements of changes in shareholders' equity, IAS

Group, EURm	Number of shares (1 000)	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 2000	4 692 133	282	1 695	–157	347	–	8 641	10 808
Effect of adopting IAS 39						–56		–56
Balance at January 1, 2001, restated	4 692 133	282	1 695	–157	347	–56	8 641	10 752
Share issue related to acquisitions	18 329	1	331					332
Stock options exercised	23 057	1	76					77
Stock options issued on acquisitions			20					20
Stock options exercised related to acquisitions			–10					–10
Acquisition of treasury shares	–995			–21				–21
Reissuance of treasury shares	3 778		–52	157				105
Dividend							–1 314	–1 314
Translation differences					65			65
Net investment hedge losses					–86			–86
Cash flow hedges, net						76		76
Available-for-sale investments, net						0		0
Other increase, net							9	9
Net profit							2 200	2 200
Balance at December 31, 2001	4 736 302	284	2 060	–21	326	20	9 536	12 205
Stock options exercised	50 377	3	160					163
Stock options exercised related to acquisitions			–17					–17
Tax benefit on stock options exercised			22					22
Acquisition of treasury shares	–900			–17				–17
Reissuance of treasury shares	983			18				18
Dividend							–1 279	–1 279
Translation differences					–285			–285
Net investment hedge gains					94			94
Cash flow hedges, net of tax						60		60
Available-for-sale investments, net of tax						–87		–87
Other increase, net							23	23
Net profit							3 381	3 381
Balance at December 31, 2002	4 786 762	287	2 225	–20	135	–7	11 661	14 281
Share issue related to acquisitions	1 225		18					18
Stock options exercised	7 160	1	22					23
Stock options exercised related to acquisitions			–6					–6
Tax benefit on stock options exercised			13					13
Acquisition of treasury shares	–95 339			–1 363				–1 363
Reissuance of treasury shares	460			10				10
Dividend							–1 340	–1 340
Translation differences					–375			–375
Net investment hedge gains					155			155
Cash flow hedges, net of tax						2		2
Available-for-sale investments, net of tax						98		98
Other increase, net							40	40
Net profit							3 592	3 592
Balance at December 31, 2003	**4 700 268**	**288**	**2 272**	**–1 373**	**–85**	**93**	**13 953**	**15 148**

Dividends declared per share were EUR 0.30 for 2003 (EUR 0.28 for 2002 and EUR 0.27 for 2001), subject to shareholders' approval.

See Notes to Consolidated Financial Statements.

1. Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation ("Nokia" or "the Group"), a Finnish limited liability company with domicile in Helsinki, are prepared in accordance with International Accounting Standards (IAS). The consolidated financial statements are presented in millions of euros (EURm), except as noted, and are prepared under the historical cost convention except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform with Finnish Accounting legislation.

In 2001 the Group adopted IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). The effects of adopting the standard are summarized in the consolidated statement of changes in shareholders' equity and cash flow statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of Nokia's parent company ("Parent Company"), and each of those companies in which it either owns, directly or indirectly through subsidiaries, over 50% of the voting rights, or over which it has control of their operating and financial policies. The Group's share of profits and losses of associated companies (generally 20% to 50% voting rights or over which the Group has significant influence) is included in the consolidated profit and loss account in accordance with the equity method of accounting.

All inter-company transactions are eliminated as part of the consolidation process. Minority interests are presented separately in arriving at the net profit. They are also shown separately from shareholders' equity and liabilities in the consolidated balance sheet.

Profits realized in connection with the sale of fixed assets between the Group and associated companies are eliminated in proportion to share ownership. Such profits are deducted from the Group's equity and fixed assets and released in the Group accounts over the same period as depreciation is charged.

The companies acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations was transferred to the Group. Similarly the result of a Group company divested during an accounting period is included in the Group accounts only to the date of disposal.

Goodwill

Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of acquired companies. Goodwill is amortized on a straight-line basis over its expected useful life. Useful lives vary between two and five years depending upon the nature of the acquisition. Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, amortization periods are changed accordingly.

The Group assesses the carrying value of goodwill annually or, more frequently, if events or changes in circumstances indicate that such carrying value may not be recoverable. If such indication exists, the recoverable amount is determined for the cash-generating unit to which goodwill belongs. This amount is then compared to the carrying amount of the cash-generating unit and an impairment loss is recognized if the recoverable amount is less than the carrying amount. Impairment losses are recognized immediately in the profit and loss account.

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on foreign currency receivables and liabilities are valued at the rates of exchange prevailing at the year-end. Foreign exchange gains and losses related to normal business operations are treated as adjustments to sales or to cost of sales. Foreign exchange gains and losses associated with financing are included as a net amount under financial income and expenses.

Foreign Group companies

In the consolidated accounts all items in the profit and loss accounts of foreign subsidiaries are translated into euro at the average foreign exchange rates for the accounting period. The balance sheets of foreign Group companies are translated into euro at the year-end foreign exchange rates with the exception of goodwill arising on the acquisition of a foreign company, which is translated, to euro at historical rates. Differences resulting from the translation of profit and loss account items at the average rate and the balance sheet items at the closing rate are also treated as an adjustment affecting consolidated shareholders' equity. On the disposal of all or part of a foreign Group company by sale, liquidation, repayment of share capital or abandonment, the cumulative amount or proportionate share of the translation difference is recognized as income or as expense in the same period in which the gain or loss on disposal is recognized.

Fair valuing principles

Financial assets and liabilities

Under IAS 39, the Group classifies its investments in marketable debt and equity securities and investments in unlisted equity securities into the following categories: held-to-maturity, trading, or available-for-sale depending on the purpose for acquiring the investments. All investments of the Group are currently classified as available-for-sale. Available-for-sale investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the balance sheet date. Certain unlisted equities for which fair values cannot be measured reliably are reported at cost less impairment. All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.

The fair value changes of available-for-sale investments are recognized in shareholders' equity. When the investment is disposed of, the related accumulated fair value changes are released from shareholders' equity and recognized in the profit and loss account. The accumulated fair value changes are calculated using a weighted average purchase price method. An impairment is recorded when the carrying amount of an available for sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired. The cumulative net loss relating to that investment is removed from equity and recognized in the profit and loss account for the period. If, in a subsequent period, the fair value of the investment increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal included in the profit and loss account.

The fair values of other financial assets and financial liabilities are assumed to approximate their carrying values, either because of their short maturities, or where their fair values cannot be measured reliably.

Derivatives

Fair values of forward rate agreements, interest rate options and futures contracts are calculated based on quoted market rates at the balance sheet date. Interest rate and currency swaps are valued by using discounted cash flow analyses. The changes in the fair values of these contracts are reported in the profit and loss account.

Fair values of cash settled equity derivatives are calculated by revaluing the contract at year-end quoted market rates. Changes in the fair value are reported in the profit and loss account.

Forward foreign exchange contracts are valued with the forward exchange rate. Changes in fair value are calculated by comparing this with the original amount calculated by using the contract forward rate prevailing at the beginning of the contract. Currency options are valued at the balance sheet date by using the Garman & Kohlhagen option valuation model. Changes in the fair value on these instruments are reported in the profit and loss account except to the extent they qualify for hedge accounting.

Embedded derivatives are identified and monitored in the Group and fair valued at the balance sheet date. In assessing the fair value of embedded derivatives the Group uses a variety of methods, such as option pricing models and discounted cash flow analysis, and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value changes are reported in the profit and loss account.

Hedge accounting

Hedging of anticipated foreign currency denominated sales and purchases

The Group applies hedge accounting for 'Qualifying hedges'. Qualifying hedges are those properly documented cash flow hedges of the foreign exchange rate risk of future anticipated foreign currency denominated sales and purchases that meet the requirements set out in IAS 39. The cash flow being hedged must be 'highly probable' and must ultimately impact the profit and loss account. The hedge must be highly effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of certain forward foreign exchange contracts and options, or option strategies, which have zero net premium or a net premium paid, and where the critical terms of the bought and sold options within a collar or zero premium structure are the same and where the nominal amount of the sold option component is no greater than that of the bought option.

For qualifying foreign exchange forwards the change in fair value is deferred in shareholders' equity to the extent that the hedge is effective. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders' equity to the extent that the hedge is effective. Changes in the time value are at all times taken directly as adjustments to sales or to cost of sales in the profit and loss account.

Accumulated fair value changes from qualifying hedges are released from shareholders' equity into the profit and loss account as adjustments to sales and cost of sales, in the period when the hedged cash flow affects the profit and loss account. If the hedged cash flow is no longer expected to take place, all deferred gains or losses are released into the profit and loss account as adjustments to sales and cost of sales, immediately. If the hedged cash flow ceases to be highly probable, but is still expected to take place, accumulated gains and losses remain in equity until the hedged cash flow affects the profit and loss account.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the profit and loss account. The fair value changes of derivative instruments that directly relate to sales and purchases are recognized as adjustments to sales and cost of sales respectively. The fair value changes from all other derivative instruments are recognized in financial income and expenses.

Foreign currency hedging of net investments

The Group also applies hedge accounting for its foreign currency hedging on net investments. Qualifying hedges are those properly documented hedges of the foreign exchange rate risk of foreign currency-denominated net investments that meet the requirements set out in IAS 39. The hedge must be effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of forward foreign exchange contracts, foreign currency-denominated loans, and options, or option strategies, which have zero net premium or a net premium paid, and where the terms of the bought and sold options within a collar or zero premium structure are the same.

For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders' equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders' equity. Changes in the time value are at all times taken directly to the profit and loss account. If a foreign currency-denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in shareholders' equity.

Accumulated fair value changes from qualifying hedges are released from shareholders' equity into the profit and loss account only if the legal entity in the given country is sold or liquidated.

Revenue recognition

Sales from the majority of the Group are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. The remainder of the sales is recorded under the percentage of completion method.

Sales and cost of sales from contracts involving solutions achieved through modification of telecommunications equipment are recognized on the percentage of completion method when the outcome of the contract can be estimated reliably. A contract's outcome can be estimated reliably when total contract revenue and the costs to complete the contract can be estimated reliably, it is probable that the economic benefits associated with the contract will flow to the company and the stage of contract completion can be measured reliably. When the Group is not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered.

Completion is measured by reference to cost incurred to date as a percentage of estimated total project costs, the cost-to-cost method.

The percentage of completion method relies on estimates of total expected contract revenue and costs, as well as dependable measurement of the progress made towards project completion. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. The cumulative impact of a revision in estimates is recorded in the period such revisions become known and estimable. Losses on projects in progress are recognized immediately when known and estimable.

All the Group's material revenue streams are recorded according to the above policies.

Shipping and handling costs

The costs of shipping and distributing products are included in cost of sales.

Research and development

Research and development costs are expensed as they are incurred, except for certain development costs, which are capitalized when it is probable that a development project will be a success, and certain criteria, including commercial and technological feasibility, have been met. Capitalized development costs, comprising direct labor and related overhead are amortized on a systematic basis over their expected useful lives between two and five years.

Other intangible assets

Expenditures on acquired patents, trademarks and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years. Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down to its recoverable amount. Costs of software licenses associated with internal-use software are capitalized. These costs are included within other intangible assets and are amortized over a period not to exceed three years.

Pensions

The Group companies have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations.

The Group's contributions to defined contribution plans and to multi-employer and insured plans are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit plans, principally the reserved portion of the Finnish TEL system, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the service cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates on government securities that have terms to maturity approximating the terms of the related liabilities. Actuarial gains and losses outside the corridor are recognized over the average remaining service lives of employees.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and constructions	20–33 years
Production machinery, measuring and test equipment	3 years
Other machinery and equipment	3–10 years

Land and water areas are not depreciated.

Maintenance, repairs and renewals are generally charged to expense during the financial period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on the disposal of fixed assets are included in operating profit/loss.

Leases

The Group has entered into various operating leases, the payments under which are treated as rentals and charged to the profit and loss account on a straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates actual cost, on a first in first out (FIFO) basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization.

In addition to the cost of materials and direct labor, an appropriate proportion of production overheads are included in the inventory values.

An allowance is recorded for excess inventory and obsolescence.

Cash and cash equivalents

The Group manages its short-term liquidity through holdings of cash and highly liquid interest-bearing securities (included as current available-for-sale investments in the balance sheet). For the purposes of the cash flow statement, these holdings are shown together as cash and cash equivalents.

Accounts receivable

Accounts receivable are carried at the original invoice amount to customers less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts, which includes an analysis of historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms. Bad debts are written off when identified.

Borrowings

Borrowings are classified as originated loans and are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the profit and loss account over the period of the borrowings.

Loans to customers

Loans to customers are recorded at amortized cost. Loans are subject to regular and thorough review as to their collectibility and as to available collateral; in the event that any loan is deemed not fully recoverable, provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans to customers is accrued monthly on the principal outstanding at the market rate on the date of financing and is included within other operating income within selling, general and administrative expenses.

Income taxes

Current taxes are based on the results of the Group companies and are calculated according to local tax rules.

Deferred tax assets and liabilities are determined, using the liability method, for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used in the determination of deferred income tax.

Under this method the Group is required, in relation to an acquisition, to make provision for deferred taxes on the difference between the fair values of the net assets acquired and their tax bases.

The principal temporary differences arise from intercompany profit in inventory, warranty and other provisions, untaxed reserves and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Stock options

Stock options are granted to employees. The options are granted with a fixed exercise price set on a date outlined in the plan. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium. Treasury shares are acquired by the Group to meet its obligations under employee stock option plans in the United States. When treasury shares are issued on exercise of stock options any gain or loss is recognized in share issue premium. Tax benefits on options exercised in the United States are credited to share issue premium.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement would be recognized as an asset but only when the reimbursement is virtually certain.

The Group recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. The provision is calculated based on historical experience of the level of repairs and replacements.

The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each balance sheet date.

The Group recognizes a provision for the estimated future settlements related to asserted and unasserted Intellectual Property Rights (IPR) infringements, based on the probable outcome of each case as of each balance sheet date.

The Group recognizes a provision for social security costs on unexercised stock options granted to employees at the date options are granted. The provision is measured based on the fair value of the options, and the amount of the provision is adjusted to reflect the changes in the Nokia share price.

Dividends

Dividends proposed by the Board of Directors are not recorded in the financial statements until they have been approved by the shareholders at the Annual General Meeting.

Earnings per share

The Group calculates both basic and diluted earnings per share in accordance with IAS 33, Earnings per share, (IAS 33). Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options outstanding during the period.

2. Segment information

Nokia is organized on a worldwide basis into three primary business segments: Nokia Mobile Phones, Nokia Networks, and Nokia Ventures Organization. Nokia's reportable segments are strategic business units that offer different products and services for which monthly financial information is provided to the Board.

Nokia Mobile Phones develops, manufactures and supplies mobile phones and wireless data products, including a complete range of mobile phones for all major digital and analog standards worldwide.

Nokia Networks is a leading provider of mobile and IP network infrastructure and related services. Nokia Networks aims to be a leader in IP mobility core, radio and broadband access for network providers and operators.

Nokia Ventures Organization exists to create new businesses outside the natural development path of the company's core activities. The unit comprises venture capital activities, incubation, and a portfolio of new ventures, including two more mature businesses: Nokia Internet Communications and Nokia Home Communications.

Common Group Functions consists of common research and general Group functions.

The accounting policies of the segments are the same as those described in Note 1. Nokia accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices. Nokia evaluates the performance of its segments and allocates resources to them based on operating profit.

No single customer represents 10% or more of Group revenues.

2003, EURm	Nokia Mobile Phones	Nokia Networks	Nokia Ventures Organization	Common Group Functions	Total reportable segments	Elimina-tions	Group
Profit and loss information							
Net sales to external customers	23 475	5 620	349	11	29 455		29 455
Net sales to other segments	143	–	17	–11	149	–149	–
Depreciation and amortization	441	520	8	169	1 138		1 138
Impairment and customer finance charges	–	200	40	–	240		240
Operating profit	5 483	–219	–161	–92	5 011		5 011
Share of results of associated companies	–	–	–	–18	–18		–18
Balance sheet information							
Capital expenditures [1]	331	44	3	54	432		432
Segment assets [2]	4 832	4 108	106	1 071	10 117	–22	10 095
of which: Investments in associated companies	–	–	–	76	76		76
Unallocated assets [3]							13 825
Total assets							23 920
Segment liabilities [4]	5 273	1 628	147	159	7 207	–22	7 185
Unallocated liabilities [5]							1 423
Total liabilities							8 608

2002, EURm	Nokia Mobile Phones	Nokia Networks	Nokia Ventures Organization	Common Group Functions	Total reportable segments	Elimina-tions	Group
Profit and loss information							
Net sales to external customers	22 997	6 538	441	40	30 016		30 016
Net sales to other segments	214	1	18	–40	193	–193	–
Depreciation and amortization	546	542	33	190	1 311		1 311
Impairment and customer finance charges	–	400	83	55	538		538
Operating profit	5 201	–49	–141	–231	4 780		4 780
Share of results of associated companies	–	–	–	–19	–19		–19
Balance sheet information							
Capital expenditures [1]	224	93	8	107	432		432
Segment assets [2]	4 888	6 163	114	965	12 130	–26	12 104
of which: Investments in associated companies	–	–	–	49	49		49
Unallocated assets [3]							11 223
Total assets							23 327
Segment liabilities [4]	5 080	1 861	188	225	7 354	–24	7 330
Unallocated liabilities [5]							1 543
Total liabilities							8 873

2001, EURm	Nokia Mobile Phones	Nokia Networks	Nokia Ventures Organization	Common Group Functions	Total reportable segments	Elimina-tions	Group
Profit and loss information							
Net sales to external customers	23 107	7 521	563	–	31 191		31 191
Net sales to other segments	51	13	22	–	86	–86	–
Depreciation and amortization	642	511	115	162	1 430		1 430
Impairment and customer finance charges	–	925	307	80	1 312		1 312
Operating profit	4 521	–73	–855	–231	3 362		3 362
Share of results of associated companies	–	–	–	–12	–12		–12

1 Including goodwill and capitalized development costs, capital expenditures amount to EUR 670 million in 2003 (EUR 860 million in 2002). The goodwill and capitalized development costs consist of EUR 36 million in 2003 (EUR 41 million in 2002) for Nokia Mobile Phones, EUR 182 million in 2003 (EUR 377 million in 2002) for Nokia Networks, EUR 20 million in 2003 (EUR 1 million in 2002) for Nokia Ventures Organization and EUR 0 million in 2003 (EUR 9 million in 2002) for Common Group Functions.

2 Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes.

3 Unallocated assets including prepaid expenses and accrued income related to taxes and deferred tax assets (EUR 834 million in 2003 and EUR 853 million in 2002).

4 Comprises accounts payable, deferred income, accrued expenses and provisions except those related to interest and taxes.

5 Unallocated liabilities including prepaid income and accrued expenses related to taxes and deferred tax liabilities (EUR 394 million in 2003 and EUR 248 million in 2002).

Net sales to external customers by geographic area	2003 EURm	2002 EURm	2001 EURm
Finland	**347**	353	453
USA	**4 475**	4 665	5 614
Great Britain	**2 693**	3 111	2 808
Germany	**2 297**	1 849	2 003
China	**2 013**	2 802	3 418
Other	**17 630**	17 236	16 895
Total	**29 455**	30 016	31 191

Segment assets by geographic area	2003 EURm	2002 EURm
Finland	**4 215**	4 913
USA	**1 563**	1 777
Great Britain	**344**	627
Germany	**387**	431
China	**1 011**	1 107
Other	**2 575**	3 249
Total	**10 095**	12 104

Capital expenditures by market area	2003 EURm	2002 EURm	2001 EURm
Finland	**160**	188	477
USA [1]	**49**	71	151
Great Britain	**9**	27	34
Germany	**17**	21	37
China	**53**	47	131
Other [1]	**144**	78	211
Total	**432**	432	1 041

[1] Including goodwill and capitalized development costs, capital expenditures amount to EUR 670 million in 2003 (EUR 860 million in 2002 and EUR 2 064 million in 2001). The goodwill and capitalized development costs consist of EUR 20 million in USA in 2003 (1 EUR million in USA in 2002 and EUR 582 million in 2001) and EUR 218 million in other areas in 2003 (EUR 427 million in 2002 and EUR 441 million in 2001).

3. Percentage of completion

Contract sales recognized under the cost-to-cost method of percentage of completion accounting were approximately EUR 4.8 billion in 2003 (EUR 5.9 billion in 2002 and EUR 6.7 billion in 2001). Billings in advance of contract revenues, included in prepaid income, were EUR 195 million at December 31, 2003 (EUR 108 million in 2002 and EUR 146 million in 2001). Contract revenues recorded prior to billings were EUR 665 million at December 31, 2003 (EUR 573 million in 2002 and EUR 319 million in 2001).

Revenue recognition on initial 3G network contracts started in 2002 when Nokia Networks achieved 3G functionality for its single-mode and dual-mode WCDMA 3G systems. Upon achieving 3G functionality for WCDMA network projects, the Group began recognizing revenue under the cost-to-cost input method of percentage of completion accounting and have continued to apply the method in 2003. Until the time 3GPP specifications required by our customers were met, the application of the cost-to-cost input model was deferred.

4. Personnel expenses

	2003 EURm	2002 EURm	2001 EURm
Wages and salaries	**2 501**	2 531	2 388
Pension expenses, net	**184**	224	193
Other social expenses	**341**	385	524
Personnel expenses as per profit and loss account	**3 026**	3 140	3 105

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 146 million in 2003 (EUR 167 million in 2002 and EUR 196 million in 2001).

Remuneration of the Chairman and the other members of the Board of Directors, Group Executive Board and Presidents *	**22**	19	16
* Incentives included in remuneration	**5**	4	2

Pension commitments for the management:
The retirement age of the management of the Group companies is between 60–65 years. For the Chief Executive Officer and the President of the Parent Company the retirement age is 60 years. There are also three other Group Executive Board Members whose retirement age is 60 years.

5. Pensions

The most significant pension plans are in Finland and are comprised of the Finnish state TEL system with benefits directly linked to employee earnings. These benefits are financed in two distinct portions. The majority of benefits are financed by contributions to a central pool with the majority of the contributions being used to pay current benefits. The other part comprises reserved benefits which are pre-funded through the trustee-administered Nokia Pension Foundation. The pooled portion of the TEL system is accounted for as a defined contribution plan and the reserved portion as a defined benefit plan. The foreign plans include both defined contribution and defined benefit plans.

The amounts recognized in the balance sheet relating to single employer defined benefit schemes are as follows:

	2003		2002	
	Domestic Plans EURm	**Foreign Plans EURm**	Domestic Plans EURm	Foreign Plans EURm
Fair value of plan assets	**683**	**204**	636	126
Present value of funded obligations	**-666**	**-343**	-539	-261
Surplus/(Deficit)	**17**	**-139**	97	-135
Unrecognized net actuarial (gains)/losses	**140**	**61**	45	63
Prepaid/(Accrued) pension cost in balance sheet	**157**	**-78**	142	-72

The amounts recognized in the profit and loss account are as follows:

	2003 EURm	2002 EURm	2001 EURm
Current service cost	**54**	58	49
Interest cost	**46**	47	40
Expected return on plan assets	**-55**	-61	-75
Net actuarial losses (gains) recognized in year	**3**	2	-16
Past service cost	**–**	11	-
Curtailment	**-10**	–	-1
Total, included in personnel expenses	**38**	57	-3

Movements in prepaid pension costs recognized in the balance sheet are as follows:

	2003 EURm	2002 EURm
Prepaid pension costs at beginning of year	**70**	73
Net income (expense) recognized in the profit and loss account	**-38**	-57
Contributions paid	**47**	54
Prepaid pension costs at end of year	**79***	70*

* included within prepaid expenses and accrued income

The principal actuarial weighted average assumptions used were as follows:

	2003		2002	
	Domestic %	**Foreign %**	Domestic %	Foreign %
Discount rate for determining present values	**5.25**	**5.30**	5.50	5.58
Expected long term rate of return on plan assets	**6.00**	**6.87**	7.25	6.56
Annual rate of increase in future compensation levels	**3.50**	**3.49**	3.50	3.09
Pension increases	**2.30**	**2.27**	2.30	2.29

The prepaid pension cost above is made up of a prepayment of EUR 164 million (EUR 150 million in 2002) and an accrual of EUR 85 million (EUR 80 million in 2002).

The domestic pension plans' assets include Nokia securities with fair values of EUR 19 million in 2003 (EUR 125 million in 2002).

The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group's German pension fund of EUR 64 million (EUR 66 million in 2002). (Note 31)

The actual return on plan assets was EUR 41 million in 2003 (EUR -66 million in 2002).

6. Selling and marketing expenses, administration expenses and other operating income and expenses

	2003 EURm	2002 EURm	2001 EURm
Selling and marketing expenses	**-2 649**	-2 579	-2 363
Administration expenses	**-630**	-701	-737
Other operating expenses	**-384**	-292	-605
Other operating income	**300**	333	182
Total	**-3 363**	-3 239	-3 523

Other operating income for 2003 includes a gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd. In 2003, Nokia Networks recorded a charge of EUR 80 million for personnel expenses and other costs in connection with the restructuring taken in light of general downturn in market conditions, of which EUR 15 million was paid during 2003. Other operating expenses in 2003 included restructuring charges of 166 million in 2001.

Other operating income for 2002 includes a gain of EUR 106 million relating to the sale of Nokia Venture Partner's investment in PayPal within Nokia Ventures Organization. Other operating expenses for 2002 are composed of various items which are individually insignificant.

The Group expenses advertising and promotion costs as incurred. Advertising and promotional expenses were EUR 1 414 million in 2003 (EUR 1 174 million in 2002 and EUR 849 million in 2001).

7. Impairment

2003, EURm	Nokia Mobile Phones	Nokia Networks	Nokia Ventures Organization	Common Group Functions	Group
Customer finance impairment charges, net of reversals	–	–226	–	–	–226
Impairment of goodwill	–	151	–	–	151
Impairment of available-for-sale investments	–	–	27	–	27
Impairment of capitalized development costs	–	275	–	–	275
Total, net	–	200	27	–	227
2002, EURm					
Customer finance impairment charges, net	–	279	–	–	279
Impairment of goodwill	–	121	61	–	182
Impairment of available-for-sale investments	–	–	22	55	77
Total, net	–	400	83	55	538
2001, EURm					
Customer finance impairment charges	–	714	–	–	714
Impairment of goodwill	–	211	307	–	518
Impairment of available-for-sale investments	–	–	6	74	80
Total	–	925	313	74	1 312

Relating to restructuring at Nokia Networks, Nokia recorded in 2003 EUR 206 million impairment of capitalized development costs relating to the WCDMA 3G systems. In 2003 Nokia also recorded a EUR 26 million and EUR 43 million impairment of capitalized development costs relating to FlexiGateway and MetroSite systems, respectively. The impairment losses were determined as the difference between the carrying amount of the asset and its recoverable amount. In determining the recoverable amount the Group calculated the present value of estimated discounted future cash flows, using a 15% discount rate for WCDMA and FlexiGateway and 12% discount rate for MetroSite, expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

During 2002, Nokia recorded a net customer financing impairment charge of EUR 279 million. Of this amount, EUR 292 million was an impairment charge to write down the loans receivable to their estimated recoverable amount related to MobilCom and EUR 13 million was a partial recovery received relating to amounts written off in 2001 related to Dolphin. The impairment charge recorded in 2002 relating to MobilCom was substantially reversed in 2003 by EUR 226 million as a result of the company receiving repayment of the MobilCom loans receivables in the form of subordinated convertible perpetual bonds of France Telecom.

During 2001, Nokia recorded an impairment charge of EUR 714 million to cover Nokia Networks' customer loans by EUR 669 million related to a defaulted financing to Telsim, a GSM operator in Turkey, and EUR 45 million relating to the insolvency of Dolphin in the UK. These charges resulted in a write-down of the company's total exposure to Telsim and Dolphin.

In 2003 and 2002 Nokia has evaluated the carrying value of goodwill arising from certain acquisitions by determining if the carrying values of the net assets of the cash generating unit to which the goodwill belongs exceeds the recoverable amounts of that unit. In 2003 and 2002, in the Nokia Networks business, Nokia recorded an impairment charge of EUR 151 million and EUR 104 million, respectively, on goodwill related to the acquisition of Amber Networks. The recoverable amount for Amber Networks was derived from the value in use discounted cash flow projections, which covers the estimated life of the Amber platform technology, using a discount rate of 15%. At December 31, 2003, there is EUR 0 million of Amber goodwill. The impairment is a result of significant declines in the market outlook for products under development. In the Nokia Networks business in 2001, Nokia recognized a goodwill impairment charge of EUR 170 million related to the acquisition of DiscoveryCom, as a result of a decision to discontinue the related product development.

In 2002 and 2001, Nokia recognized impairment losses of EUR 36 million and EUR 88 million, respectively, on goodwill related to the acquisition of Ramp Networks. In 2002 and 2001, Nokia recognized impairment losses of EUR 25 and EUR 181 million, respectively, on goodwill related to the acquisition of Network Alchemy. Both of these entities are part of the Nokia Internet Communications business unit of Nokia Ventures Organization. For the impairments in 2001 the recoverable amounts were calculated based on value in use discounted cash flow projections using a discount rate of 13%. The impairments in 2001 resulted from the restructuring of these businesses. In 2002, the remaining goodwill balances were written off as a result of decisions to discontinue the related product development.

Nokia recognized various minor goodwill impairment charges totaling EUR 0 million in 2003 (EUR 17 million in 2002).

During 2003 the company's investment in certain equity securities suffered a permanent decline in fair value resulting in an impairment charge of EUR 27 million relating to non-current available-for-sale investments (EUR 77 million in 2002 and EUR 80 million in 2001).

8. Acquisitions

In 2003, Nokia made three minor purchase acquisitions for a total consideration of EUR 38 million, of which EUR 20 million in cash and EUR 18 million in non-cash consideration.

In 2002, Nokia increased its voting percentage of 39.97% and holding percentage of 59.97% in Nextrom Holding S.A. to voting percentage of 86.21% and a holding percentage of 79.33%. These increases resulted from rights offering by Nextrom in June 2002 and by acquiring new registered and bearer shares in an offering by Nextrom in December 2002 both totalling EUR 13 million. The fair value of net assets acquired was EUR 4 million giving rise to goodwill of EUR 9 million.

In August 2001, Nokia acquired Amber Networks, a networking infrastructure company, for EUR 408 million, for its ability to develop fault-tolerant edge routers, to build on our strong market share established in the 3G mobile networks and as part of a broader strategy to shape future mobile network architectures. The acquisition was paid in 20 861 212 shares of Nokia stock and 2 624 434 Nokia stock options. The fair value of net assets acquired was EUR -13 million giving rise to goodwill of EUR 421 million which represented the future cash flow projections.

In January 2001, Nokia acquired in a cash tender offer Ramp Networks, a provider of purpose built Internet security appliances, for EUR 147 million. The fair value of net assets acquired was EUR -16 million giving rise to goodwill of EUR 163 million.

9. Depreciation and amortization

Depreciation and amortization by asset category	**2003 EURm**	2002 EURm	2001 EURm
Intangible assets			
Capitalized development costs	**327**	233	169
Intangible rights	**51**	65	65
Goodwill	**159**	206	302
Other intangible assets	**21**	28	34
Property, plant and equipment			
Buildings and constructions	**34**	37	31
Machinery and equipment	**545**	737	811
Other tangible assets	**1**	5	18
Total	**1 138**	1 311	1 430

Depreciation and amortization by function	**2003 EURm**	2002 EURm	2001 EURm
Cost of sales	**214**	314	367
R&D	**537**	473	427
Selling, marketing and administration	**185**	211	264
Other operating expenses	**43**	107	70
Goodwill	**159**	206	302
Total	**1 138**	1 311	1 430

10. Financial income and expenses

	2003 EURm	2002 EURm	2001 EURm
Income from available-for-sale investments			
Dividend income	**24**	25	27
Interest income	**323**	230	215
Other financial income	**38**	27	24
Exchange gains and losses	**32**	–29	–25
Interest expense	**–25**	–43	–82
Other financial expenses	**–40**	–54	–34
Total	**352**	156	125

11. Income taxes

	2003 EURm	2002 EURm	2001 EURm
Current tax	**–1 686**	–1 423	–1 542
Deferred tax	**–13**	–61	350
Total	**–1 699**	–1 484	–1 192
Finland	**–1 118**	–1 102	–877
Other countries	**–581**	–382	–315
Total	**–1 699**	–1 484	–1 192

The differences between income tax expense computed at statutory rates (29% in Finland in 2003, 2002 and 2001) and income tax expense provided on earnings are as follows at December 31:

	2003 EURm	2002 EURm	2001 EURm
Income tax expense at statutory rate	**1 555**	1 431	1 011
Deduction for write-down of investments in subsidiaries	**–**	–	–37
Amortization of goodwill	**46**	59	87
Impairment of goodwill	**58**	70	197
Provisions without income tax benefit/expense	**–**	–10	5
Taxes for prior years	**56**	8	23
Taxes on foreign subsidiaries' net income in excess of income taxes at statutory rates	**–77**	–59	–106
Operating losses with no current tax benefit	**8**	6	16
Other	**53**	–21	–4
Income tax expense	**1 699**	1 484	1 192

At December 31, 2003 the Group had loss carry forwards, primarily attributable to foreign subsidiaries of EUR 186 million (EUR 425 million in 2002 and EUR 75 million in 2001), most of which will expire between 2005 and 2023.

Certain of the Group companies' income tax returns for periods ranging from 1998 through 2002 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.

12. Intangible assets

	2003 EURm	2002 EURm
Capitalized development costs		
Acquisition cost Jan. 1	**1 707**	1 314
Additions	**218**	418
Impairment and write-offs	**–455**	–25
Accumulated amortization Dec. 31	**–933**	–635
Net carrying amount Dec. 31	**537**	1 072
Goodwill		
Acquisition cost Jan. 1	**1 429**	1 601
Additions	**20**	10
Impairment charges (Note 7)	**–151**	–182
Accumulated amortization Dec. 31	**–1 112**	–953
Net carrying amount Dec. 31	**186**	476
Other intangible assets		
Acquisition cost Jan. 1	**524**	533
Additions	**87**	75
Disposals	**–44**	–72
Translation differences	**–13**	–12
Accumulated amortization Dec. 31	**–369**	–332
Net carrying amount Dec. 31	**185**	192

The amount of capitalized development cost impairment and write-offs in 2003 include an EUR 275 million impairment charge based on IAS impairment review and EUR 180 million of other write-offs. (EUR 0 million and EUR 25 million in 2002, respectively).

13. Property, plant and equipment

	2003 EURm	2002 EURm
Land and water areas		
Acquisition cost Jan. 1	**112**	145
Additions	–	1
Disposals	–	–31
Translation differences	**–4**	–3
Net carrying amount Dec. 31	**108**	112
Buildings and constructions		
Acquisition cost Jan. 1	**911**	918
Additions	**5**	9
Disposals	**–1**	–7
Translation differences	**–28**	–9
Accumulated depreciation Dec. 31	**–196**	–171
Net carrying amount Dec. 31	**691**	740

	2003 EURm	2002 EURm
Machinery and equipment		
Acquisition cost Jan. 1	**3 249**	3 626
Additions	**336**	346
Disposals	**–313**	–637
Translation differences	**–49**	–86
Accumulated depreciation Dec. 31	**–2 521**	–2 303
Net carrying amount Dec. 31	**702**	946
Other tangible assets		
Acquisition cost Jan. 1	**22**	79
Additions	**–**	7
Disposals	**–1**	–58
Translation differences	**–3**	–6
Accumulated depreciation Dec. 31	**–6**	–6
Net carrying amount Dec. 31	**12**	16
Advance payments and fixed assets under construction		
Acquisition cost Jan. 1	**60**	137
Additions	**44**	35
Disposals	**–10**	–68
Transfers to:		
Other intangible assets	–4	–7
Machinery and equipment	–35	–34
Translation differences	–2	–3
Net carrying amount Dec. 31	**53**	60
Total property, plant and equipment	**1 566**	1 874

14. Investments in associated companies

	2003 EURm	2002 EURm
Net carrying amount Jan. 1	**49**	49
Additions	**59**	24
Share of results	**–18**	–19
Translation differences	**–2**	1
Other movements	**–12**	–6
Net carrying amount Dec. 31	**76**	49

In 2003, Nokia increased its ownership in Symbian from 19.0 percent to 32.2 percent by acquiring part of the shares of Symbian owned by Motorola representing 13.2% of all the shares in Symbian, for EUR 57 million (GBP 39.6 million) in cash.

In 2001, Nextrom Holding S.A. was accounted for under the equity method. Due to the increase of Nokia's ownership in 2002 Nextrom Holding S.A. has been fully consolidated for accounting purposes from the date of increased ownership which is reflected in other movements. Shareholdings in associated companies are comprised of investments in unlisted companies in 2003 and 2002.

15. Available-for-sale investments

	2003 EURm	2002 EURm
Fair value at Jan. 1	**8 093**	4 670
Additions, net	**2 911**	3 587
Net fair value gains/(losses)	**111**	-87
Impairment charges (Note 7)	**-27**	-77
Fair value at Dec. 31	**11 088**	8 093
Non-current	**121**	238
Current	**816**	-
Current, cash equivalents	**10 151**	7 855

Available-for-sale investments, comprising marketable debt and equity securities and investments in unlisted equity shares, are fair valued, except in the case of certain unlisted equities, where the fair value cannot be measured reliably. Such unlisted equities are carried at cost, less impairment (EUR 45 million in 2003 and EUR 48 million in 2002). Fair value for equity investments traded in active markets and for unlisted equities, where the fair value can be measured reliably, is EUR 77 million in 2003 and EUR 190 million in 2002. Fair value for equity investments traded in active markets is determined by using exchange quoted bid prices. For other investments, fair value is estimated by using the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses arising from the change in the fair value of available-for-sale investments are recognized directly in fair value and other reserves.

Available-for-sale investments are classified as non-current, except for 1) the subordinated convertible perpetual bonds of France Telecom (convertible at any time to ordinary shares of France Telecom at a price of EUR 40 and with a fixed coupon of 5.75% until the end of 2009, thereafter floating rate plus a spread of 300bp, both being subject to a maximum 50bp step down linked to France Telecom's long term credit ratings), which are regarded as current available-for-sale investments and 2) highly liquid, interest-bearing investments held as part of the Group's on going cash management activities which are regarded as current available-for-sale investments, cash equivalents. See Note 34 for details of these investments.

16. Long-term loans receivable

Long-term loans receivable, consisting of loans made to customers principally to support their financing of network infrastructure and services or working capital, net of allowances and write-offs amounts (Note 7), are repayable as follows:

	2003 EURm	2002 EURm
Under 1 year	-	-
Between 1 and 2 years	**354**	494
Between 2 and 5 years	-	-
Over 5 years	-	562
	354	1 056

17. Inventories

	2003 EURm	2002 EURm
Raw materials, supplies and other	**346**	534
Work in progress	**435**	432
Finished goods	**388**	311
Total	**1 169**	1 277

18. Receivables

Prepaid expenses and accrued income mainly consist of VAT and tax receivables, prepaid pension costs, accrued interest income and other accruals.

Accounts receivable include EUR 40 million (EUR 21 million in 2002) due more than 12 months after the balance sheet date.

19. Valuation and qualifying accounts

Allowances on assets to which they apply:	Balance at beginning of year EURm	Charged to cost and expenses EURm	Charged to other accounts EURm	Deductions[1] EURm	Balance at end of year EURm
2003					
Doubtful accounts receivable	300	228	-	-161	367
Excess and obsolete inventory	290	229	-	-331	188
2002					
Doubtful accounts receivable	217	186	-	-103	300
Long-term loans receivable	13	-	-	-13	0
Excess and obsolete inventory	314	318	-	-342	290
2001					
Doubtful accounts receivable	236	108	-	-127	217
Long-term loans receivable	59	-	-	-46	13
Excess and obsolete inventory	263	334	-	-283	314

[1] Deductions include utilization and releases of the allowances

20. Fair value and other reserves

	Hedging reserve EURm	Available-for-sale investments, EURm	Total EURm
Balance at Dec. 31, 2001	**-38**	**58**	**20**
Cash flow hedges:			
Fair value gains/(losses) in period	60	-	60
Available-for-sale investments:			
Net fair value gains/(losses)	-	-155	-155
Transfer to profit and loss account on impairment	-	67	67
Transfer to profit and loss account on disposal	-	1	1
Balance at Dec. 31, 2002 [1,2]	**22**	**-29**	**-7**
Cash flow hedges			
Fair value gains/(losses) in period	2	-	2
Available-for-sale investments			
Net fair value gains/(losses)	-	98	98
Transfer to profit and loss account on impairment	-	27	27
Transfer to profit and loss account on disposal	-	-27	-27
Balance at Dec. 31, 2003 [1,2]	**24**	**69**	**93**

[1] The tax on the balance of the cash flow hedges was EUR -8 million in 2003 and EUR -9 million in 2002.

[2] The tax on the balance of the available-for-sale investments was EUR -14 million in 2003 and EUR -16 million in 2002.

In order to ensure that amounts deferred in the cash flow hedging reserve represent only the effective portion of gains and losses on properly designated hedges of future transactions that remain highly probable at the balance sheet date, Nokia has adopted a process under which all derivative gains and losses are initially recognized in the profit and loss account. The appropriate reserve balance is calculated at the end of each period and posted to equity.

Nokia continuously reviewed the underlying cash flows and the hedges allocated thereto, to ensure that the amounts transferred to the Hedging Reserve during the year ended December 31, 2003 and 2002 did not include gains/losses on forward exchange contracts designated to hedge forecasted sales or purchases that are no longer expected to occur. Because of the number of transactions undertaken during each period and the process used to calculate the reserve balance, separate disclosure of the transfers of gains and losses to and from the reserve would be impractical.

All of the net fair value gains or losses recorded in the Fair value and other reserve at December 31, 2003 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the Hedging Reserve to the profit and loss account when the forecasted foreign currency cash flows occur, at various dates up to 1 year from the balance sheet date.

21. The shares of the Parent Company

See note 16 to Notes to the financial statements of the Parent company.

22. Distributable earnings

	2003 EURm
Retained earnings	**13 953**
Translation differences (distributable earnings)	**-363**
Treasury shares	**-1 373**
Other non-distributable items	
Portion of untaxed reserves	**12**
Distributable earnings, Dec. 31	**12 229**

Retained earnings under IAS and Finnish Accounting Standards (FAS) are substantially the same. Distributable earnings are calculated based on Finnish legislation.

23. Long-term liabilities

	Outstanding Dec. 31, 2003 EURm	Repayment date beyond 5 years EURm	Outstanding Dec. 31, 2002 EURm
Long-term loans are repayable as follows:			
Bonds	**-**	–	62
Loans from financial institutions	**1**	–	98
Loans from pension insurance companies	**18**	18	15
Other long-term finance loans	**1**	–	12
Other long-term liabilities	**67**	67	67
	87	85	254
Deferred tax liabilities	**241**		207
Total long-term liabilities	**328**		461

The long-term liabilities excluding deferred tax liabilities as of December 31, 2003 mature as follows:

	EURm	Percent of total
2004	–	–
2005	1	1.0%
2006	1	0.6%
2007	–	–
2008	–	–
Thereafter	85	98.4%
	87	100.0%

The currency mix of the Group long-term liabilities as at December 31, 2003 was as follows:

EUR	**USD**	**BRL**	**Others**
94.44%	3.93%	0.97%	0.66%

At December 31, 2003 and 2002 the weighted average interest rate on loans from financial institutions was 5.81% and 8.44%, respectively.

Bonds:	Million	Currency	Interest	**2003 EURm**	2002 EURm
1989–2004	40.0	GBP	11.375%	**–**	62

At December 31, 2003 the bonds are reported under short-term borrowings as the bonds mature in 2004.

24. Deferred taxes

	2003 EURm	2002 EURm
Deferred tax assets:		
Intercompany profit in inventory	**40**	48
Tax losses carried forward	**36**	109
Warranty provision	**157**	118
Other provisions	**179**	183
Other temporary differences	**233**	168
Untaxed reserves	**98**	105
Total deferred tax assets	**743**	731
Deferred tax liabilities:		
Untaxed reserves	**–33**	–33
Fair value gains/losses	**–22**	–25
Other	**–186**	–149
Total deferred tax liabilities	**–241**	–207
Net deferred tax asset	**502**	524

The tax (charged)/credited to shareholders' equity is as follows:		
Fair value and other reserves, fair value gains/losses	**22**	-25

Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, as such earnings are permanently reinvested. At December 31, 2003 the Group had loss carry forwards of EUR 75 million (EUR 91 million in 2002) for which no deferred tax asset was recognized due to uncertainty of utilization of these loss carry forwards. These loss carry forwards will expire in years 2005 through 2010.

25. Short-term borrowings

Short-term borrowings consist primarily of borrowings from banks denominated in different foreign currencies. The weighted average interest rate at December 31, 2003 and 2002 was 6.73% and 6.01%, respectively.

26. Accrued expenses

	2003 EURm	2002 EURm
Social security, VAT and other taxes	**501**	385
Wages and salaries	**170**	212
Prepaid income	**276**	196
Other	**1 521**	1 818
Total	**2 468**	2 611

Other includes various amounts which are individually insignificant.

27. Provisions

	Warranty EURm	IPR infringements EURm	Other EURm	Total EURm
At Jan. 1, 2003	1 603	273	594	2 470
Exchange differences	−36	–	–	−36
Additional provisions	683	119	300	1 102
Change in fair value	–	–	−22	−22
Unused amounts reversed	−286	–	−28	−314
Charged to profit and loss account	397	119	250	766
Utilized during year	−661	−21	−96	−778
At Dec. 31, 2003	**1 303**	**371**	**748**	**2 422**

	2003 EURm	2002 EURm
Analysis of total provisions at December 31:		
Non-current	**593**	460
Current	**1 829**	2 010

The IPR provision is based on estimated future settlements for asserted and unasserted past IPR infringements. Final resolution of IPR claims generally occurs over several periods. This results in varying usage of the provision year to year.

Other provisions mainly include provisions for non-cancellable purchase commitments, tax provisions and a provision for social security costs on stock options.

28. Earnings per share

	2003	2002	2001
Numerator/EURm			
Basic/Diluted:			
Net profit	**3 592**	3 381	2 200
Denominator/1 000 shares			
Basic:			
Weighted average shares	**4 761 121**	4 751 110	4 702 852
Effect of dilutive securities: stock options	**40**	36 932	84 367
Diluted:			
Adjusted weighted average shares and assumed conversions	**4 761 161**	4 788 042	4 787 219

Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options outstanding during the period.

29. Commitments and contingencies

	2003 EURm	2002 EURm
Collateral for our own commitments		
Property under mortgages	**18**	18
Assets pledged	**13**	13
Contingent liabilities on behalf of Group companies		
Other guarantees	**184**	339
Collateral given on behalf of other companies		
Securities pledged [1]	**28**	34
Contingent liabilities on behalf of other companies		
Guarantees for loans [1]	**5**	57
Financing commitments		
Customer finance commitments [1]	**490**	857

[1] See also note 34 b

The amounts above represent the maximum principal amount of commitments and contingencies.

Property under mortgages given as collateral for our own commitments include mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2003 (EUR 18 million in 2002).

Assets pledged for the Group's own commitments include inventories and available-for-sale investments of EUR 3 million and EUR 10 million, respectively, in 2003 (EUR 3 million of inventories and EUR 10 million available-for-sale investments in 2002).

Other guarantees include guarantees of Nokia's performance of EUR 171 million in 2003 (EUR 332 million in 2002). However, EUR 139 million of these guarantees are provided to certain Nokia Networks' customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of nonperformance by Nokia.

Securities pledged and guarantees for loans on behalf of other companies of EUR 33 million in 2003 (EUR 91 million in 2002) represent guarantees relating to payment by certain Nokia Networks' customers under specified loan facilities between such customers and their creditors. Nokia's obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer. The majority of the financial guarantees is expected to expire by 2004.

Financing commitments of EUR 490 million in 2003 (EUR 857 million in 2002) are available under loan facilities negotiated with customers of Nokia Networks. Availability of the amounts is dependent upon the borrower's continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loans are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services and to fund working capital. Certain loans are partially secured through either guarantees by the borrower's direct or indirect parent or other group companies, or shares and/or other assets of the borrower, its parent or other entities under common ownership.

The Group is party to routine litigation incidental to the normal conduct of business. In the opinion of management the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

As of December 31, 2003, the Group had purchase commitments of EUR 1 051 million (EUR 949 million in 2002) relating to inventory purchase obligations, primarily for purchases in 2004.

30. Leasing contracts

The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

The future costs for non-cancellable leasing contracts are as follows:

2003		Operating leases
Leasing payments, EURm	2004	176
	2005	147
	2006	117
	2007	102
	2008	87
	Thereafter	124
	Total	753

Rental expense amounted to EUR 285 million in 2003 (EUR 384 million in 2002 and EUR 393 million in 2001).

31. Related party transactions

Nokia Pension Foundation is a separate legal entity that manages and holds in trust the assets for the Group's Finnish employee benefit plans; these assets include 0.03% of Nokia's shares. In 2002 Nokia Pension Foundation was the counterparty to equity swap agreements with the Group. The equity swaps were entered into to hedge part of the company's liability relating to future social security cost on stock options. During 2003, all outstanding transactions were terminated and no new ones were entered into. During 2002, new transactions were entered into and old ones terminated based on the hedging need. The transactions and terminations were executed on standard commercial terms and conditions. The notional amount of the equity swaps outstanding at December 31, 2002 was EUR 12 million and the fair value EUR 0 million.

At December 31, 2003 the Group had no contribution payment liability to Nokia Pension Foundation (EUR 14 million in 2002 included in accrued expenses).

At December 31, 2003 the Group had borrowings amounting to EUR 64 million (EUR 66 million in 2002) from Nokia Unterstützungskasse GmbH, the Group's German pension fund, which is a separate legal entity.

The Group recorded net rental expense of EUR 2 million in 2003 (EUR 2 million in 2002 and EUR 4 million in 2001) pertaining to a sale-leaseback transaction with the Nokia Pension Foundation involving certain buildings and a lease of the underlying land.

There were no loans granted to top management at December 31, 2003 or 2002. See Note 4, Personnel expenses, for officers and directors remunerations.

32. Associated companies

	2003 EURm	2002 EURm	2001 EURm
Share of results of associated companies	**-18**	-19	-12
Dividend income	**3**	1	-
Share of shareholders' equity of associated companies	**18**	30	41
Receivables from associated companies	**-**	-	2
Liabilities to associated companies	**3**	7	-

33. Notes to cash flow statement

	2003 EURm	2002 EURm	2001 EURm
Adjustments for:			
Depreciation and amortization (Note 9)	**1 138**	1 311	1 430
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	**170**	-92	148
Income taxes (Note 11)	**1 699**	1 484	1 192
Share of results of associated companies (Note 32)	**18**	19	12
Minority interest	**54**	52	83
Financial income and expenses (Note 10)	**-352**	-156	-125
Impairment charges (Note 7)	**453**	245	598
Customer financing impairment charges and reversals	**-226**	279	714
Other	**-1**	9	80
Adjustments, total	**2 953**	3 151	4 132
Change in net working capital			
(Increase) Decrease in short-term receivables	**-216**	25	-286
(Increase) Decrease in inventories	**-41**	243	434
Increase in interest-free short-term liabilities	**54**	687	830
Change in net working capital	**-203**	955	978
Non-cash investing activities			
Acquisition of:			
Current available-for-sale investments in settlement of customer loan	**676**	-	-
Company acquisitions	**18**	-	-
Amber Networks	**-**	-	408
Total	**694**	-	408

34. Risk management

General risk management principles

Nokia's overall risk management concept is based on visibility of the key risks preventing Nokia from reaching its business objectives. This covers all risk areas; strategic, operational, financial and hazard risks. Risk management at Nokia is a systematic and pro-active way to analyze, review and manage all opportunities, threats and risks related to Nokia's objectives rather than to solely eliminate risks.

The principles documented in Nokia's Risk Policy and accepted by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business or function owner is also the risk owner, however, it is everyone's responsibility at Nokia to identify risks preventing us from reaching our objectives.

Key risks are reported to the business and Group level management to create assurance on business risks and to enable prioritization of risk management implementation at Nokia. In addition to general principles there are specific risk management policies covering, for example, treasury and customer finance risks.

Financial risks

The key financial targets for Nokia are growth, profitability, operational efficiency and a strong balance sheet. The objective for the Treasury function is twofold: to guarantee cost-efficient funding for the Group at all times, and to identify, evaluate and hedge financial risks in close cooperation with the business groups. There is a strong focus in Nokia on creating shareholder value. The Treasury function supports this aim by minimizing the adverse effects caused by fluctuations in the financial markets on the profitability of the underlying businesses and by managing the balance sheet structure of the Group.

Nokia has Treasury Centers in Geneva, Singapore/Beijing and Dallas/Sao Paolo, and a Corporate Treasury unit in Espoo. This international organization enables Nokia to provide the Group companies with financial services according to local needs and requirements.

The Treasury function is governed by policies approved by top management. Treasury Policy provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management in Nokia. Operating Policies cover specific areas such as foreign exchange risk, interest rate risk, use of derivative financial instruments, as well as liquidity and credit risk. Nokia is risk averse in its Treasury activities. Business Groups have detailed Standard Operating Procedures supplementing the Treasury Policy in financial risk management related issues.

Market risk

Foreign exchange risk

Nokia operates globally and is thus exposed to foreign exchange risk arising from various currency combinations. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales give rise to foreign exchange exposures. These transaction exposures are managed against various local currencies because of Nokia's substantial production and sales outside the Euro zone.


GBP 30%
JPY 26%
Others 17%
USD 15%
SEK 5%
AUD 7%

Due to the changes in the business environment, currency combinations may also change within the financial year. The most significant non-euro sales currencies during the year were US dollar (USD), UK pound sterling (GBP) and Australian dollar (AUD). In general, depreciation of another currency relative to the euro has an adverse effect on Nokia's sales and operating profit, while appreciation of another currency has a positive effect, with the exception of Japanese yen, being the only significant foreign currency in which Nokia has more purchase than sales.

The chart above shows the breakdown by currency of the underlying net foreign exchange transaction exposure as of December 31, 2003 (in some of the currencies, especially the US dollar, Nokia has both substantial sales as well as cost, which have been netted in the chart).

According to the foreign exchange policy guidelines of the Group, material transaction foreign exchange exposures are hedged. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have a duration of less than a year. The Group does not hedge forecasted foreign currency cash flows beyond two years.

Nokia uses the Value-at-Risk ("VaR") methodology to assess the foreign exchange risk related to the Treasury management of the Group exposures. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. To correctly take into account the non-linear price function of certain derivative instruments, Nokia uses Monte Carlo simulation. Volatilities and correlations are calculated from a one-year set of daily data. The VaR figures assume that the forecasted cash flows materialize as expected. The VaR figures for the Group transaction foreign exchange exposure, including hedging transactions and Treasury exposures for netting and risk management purposes, with a one-week horizon and 95% confidence level, are shown in the table below.

Transaction foreign exchange position Value-at-Risk (EURm)

VaR	**2003**	2002
At December 31	**16.7**	5.9
Average for the year	**9.3**	14.3
Range for the year	**5.8–16.7**	4.9–27.6

Since Nokia has subsidiaries outside the Euro zone, the euro-denominated value of the shareholders' equity of Nokia is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in the Group consolidation. Nokia uses, from time to time, foreign exchange contracts and foreign currency denominated loans to hedge its equity exposure arising from foreign net investments.

Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of balance sheet items (i.e. price risk) and through changes in interest income or expenses (i.e. re-investment risk). Interest rate risk mainly arises through interest-bearing liabilities and assets. Estimated future changes in cash flows and balance sheet structure also expose the Group to interest rate risk.

Treasury is responsible for monitoring and managing the interest rate exposure of the Group. Due to the current balance sheet structure of Nokia, emphasis is placed on managing the interest rate risk of investments.

Nokia uses the VaR methodology to assess and measure the interest rate risk in the investment portfolio, which is benchmarked against a one-year investment horizon. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. For interest rate risk VaR, Nokia uses variance-covariance methodology. Volatilities and correlations are calculated from a one-year set of daily data. The VaR-based interest rate risk figures for an investment portfolio with a one-week horizon and 95% confidence level are shown in the table below.

Treasury investment portfolio Value-at-Risk (EURm)

VaR	**2003**	2002
At December 31	**9.8**	5.4
Average for the year	**6.7**	5.1
Range for the year	**4.7–11.9**	3.1–8.7

Equity price risk

Nokia has certain strategic minority investments in publicly traded companies. These investments are classified as available-for-sale. The fair value of the equity investments at December 31, 2003 was EUR 8 million (EUR 137 million in 2002).

There are currently no outstanding derivative financial instruments designated as hedges of these equity investments. The VaR figures for equity investments, shown in the table below, have been calculated using the same principles as for interest rate risk.

Equity investments Value-at-Risk (EURm)

VaR	**2003**	2002
At December 31	**0.2**	6.5
Average for the year	**3.5**	8.8
Range for the year	**0.2–9.4**	5.5–19.0

In addition to the listed equity holdings, Nokia invests in private equity through Nokia Venture Funds. The fair value of these available-for-sale equity investments at December 31, 2003 was USD 85 million (USD 54 million in 2002). Nokia is exposed to equity price risk on social security costs relating to stock compensation plans. Nokia hedges this risk by entering into cash settled equity swap and option contracts.

Credit risk

Customer Finance Credit Risk

Network operators in some markets sometimes require their suppliers to arrange or provide term financing in relation to infrastructure projects. Nokia has maintained a financing policy aimed at close cooperation with banks, financial institutions and Export Credit Agencies to support selected customers in their financing of infrastructure investments. Nokia actively mitigates, market conditions permitting, this exposure by arrangements with these institutions and investors.

Credit risks related to customer financing are systematically analyzed, monitored and managed by Nokia's Customer Finance organization, reporting to the Chief Financial Officer. Credit risks are approved and monitored by Nokia's Credit Committee along principles defined in the Company's credit policy and according to the credit approval process. The Credit Committee consists of the CFO, Group Controller, Head of Group Treasury and Head of Nokia Customer Finance.

At the end of December 31, 2003 our long-term loans to customers, net of allowances and write-offs, totaled EUR 354 million (EUR 1 056 million in 2002), while financial guarantees given on behalf of third parties totaled EUR 33 million (EUR 91 million in 2002). In addition, we had financing commitments totaling EUR 490 million (EUR 857 million in 2002). Total customer financing (outstanding and committed) stood at EUR 877 million (EUR 2 004 million in 2002).

The term customer financing portfolio at December 31, 2003 was:

	Outstanding	Financing Commitments	Totals
Total Portfolio EURm	387	490	877

The term customer financing portfolio at December 31, 2003 mainly consists of outstanding and committed customer financing to wireless operators Hutchison 3G UK Ltd in the United Kingdom and to TNL PCS S.A. (Telemar) in Brazil. Total committed customer financing to Hutchison 3G UK Ltd amounted to EUR 653 million, of which outstanding financing was EUR 354 million, while total committed customer financing to Telemar amounted to EUR 191 million, of which none was outstanding.

Financial credit risk

Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This risk is measured and monitored by the Treasury function. The Group minimizes financial credit risk by limiting its counterparties to a sufficient number of major banks and financial institutions, as well as through entering into netting arrangements, which gives the Company the right to offset in the case that the counterparty would not be able to fulfill the obligations.

Direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The fixed income and money market investment decisions are based on strict creditworthiness criteria. The outstanding investments are also constantly monitored by the Treasury. Nokia does not expect the counterparties to default given their high credit quality.

Current Available-for-sale investments [1,2,3]

Maturity date less than 12 months	Fair value	Unrealized losses	Unrealized gains
2003, EURm			
Governments	1 058	–	1
Banks	5 206	–1	2
Corporates	2 165	–	1
	8 430	–2	4
Maturity date 12 months or more			
2003, EURm			
Governments	1 109	–3	6
Banks	264	–	4
Corporates	1 165	–	128
	2 538	–3	137
Total			
2003, EURm			
Governments	2 167	–3	7
Banks	5 470	–1	6
Corporates	3 330	–1	128
	10 967	**–5**	**141**

Maturity date less than 12 months	Fair value	Unrealized losses	Unrealized gains
2002, EURm			
Governments	284	–	–
Banks	4 012	–	4
Corporates	2 075	–	3
	6 371	–	7
Maturity date 12 months or more			
2002 EURm			
Governments	692	–	18
Banks	314	–	5
Corporates	478	–1	7
	1 484	–1	30
Total			
2002 EURm			
Governments	976	–	18
Banks	4 326	–	8
Corporates	2 553	–1	10
	7 855	**–1**	**37**

EURm	2003	2002
Fixed rate investments	**10 541**	7 433
Floating rate investments	**426**	422
Total	**10 967**	7 855

1 Available-for-sale investments are carried at fair value in 2003 and 2002.

2 Weighted average interest rate for current available-for-sale investments was 3.08% in 2003 and 3.54% in 2002.

3 Included within current Available-for-sale investments is EUR 31 million and EUR 44 million of restricted cash at December 31, 2003 and 2002, respectively.

Liquidity risk

Nokia guarantees a sufficient liquidity at all times by efficient cash management and by investing in liquid interest bearing securities. Due to the dynamic nature of the underlying business Treasury also aims at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. During the year Nokia refinanced all its Revolving Credit Facilities. At the end of December 31, 2003 the new committed facility totaled USD 2.0 billion. The committed credit facility is intended to be used for U.S. and Euro Commercial Paper Programs back up purposes. The commitment fee on the facility is 0.10% per annum.

The most significant existing funding programs include:

- Revolving Credit Facility of USD 2 000 million, maturing in 2008
- Local commercial paper program in Finland, totaling EUR 750 million
- Euro Commercial Paper (ECP) program, totaling USD 500 million
- US Commercial Paper (USCP) program, totaling USD 500 million

None of the above programs have been used to a significant degree in 2003.

Nokia's international creditworthiness facilitates the efficient use of international capital and loan markets. The ratings of Nokia from credit rating agencies have not changed during the year. The ratings as at December 31, 2003 were:

Short-term	Standard & Poor's	A-1
	Moody's	P-1
Long-term	Standard & Poor's	A
	Moody's	A1

Hazard risk

Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are minimized through preventive risk management measures or purchase of insurance. Insurance is purchased for risks, which cannot be internally managed. Nokia's Insurance & Risk Finance function's objective is to ensure that Group's hazard risks, whether related to physical assets (e.g. buildings) or intellectual assets (e.g. Nokia brand) or potential liabilities (e.g. product liability) are optimally insured.

Nokia purchases both annual insurance policies for specific risks and multi-line multi-year insurance policies, where available. Nokia has concluded a Multi-Line Multi-Year Insurance covering a variety of the above mentioned risks in order to decrease the likelihood of non-anticipated sudden losses.

Notional amounts of derivative financial instruments [1]

	2003 EURm	2002 EURm
Foreign exchange forward contracts [2]	**10 271**	11 118
Currency options bought [2]	**2 924**	1 408
Currency options sold [2]	**2 478**	1 206
Interest rate swaps	**1 500**	-
Cash settled equity options [3]	**228**	209
Cash settled equity swaps [3]	**-**	12

1 Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

2 As at December 31, 2003 notional amounts include contracts amounting to EUR 3 billion used to hedge the shareholders' equity of foreign subsidiaries (December 31, 2002 EUR 2 billion).

3 Cash settled equity swaps and options can be used to hedge risk relating to incentive programs and investment activities.

Fair values of derivatives

The net fair values of derivative financial instruments at the balance sheet date were:

	2003 EURm	2002 EURm
Derivatives with positive fair value [1]:		
Forward foreign exchange contracts [2]	**358**	235
Currency options bought	**59**	21
Cash settled equity options	**13**	28
Interest rate swaps	**1**	-
Embedded derivatives [3]	**25**	14
Derivatives with negative fair value [1]:		
Forward foreign exchange contracts [2]	**-108**	-98
Currency options written	**-35**	-7
Embedded derivatives [3]	**-8**	-

1 Out of the forward foreign exchange contracts and currency options, fair value EUR 90 million was designated for hedges of net investment in foreign subsidiaries as at December 31, 2003 (EUR 36 million at December 31, 2002) and reported in translation differences.

2 Out of the foreign exchange forward contracts, fair value EUR 33 million was designated for cash flow hedges as at December 31, 2003 (EUR 31 million at December 31, 2002) and reported in fair value and other reserves.

3 Embedded derivatives are components of contracts having the characteristics of derivatives, and thus requiring fair valuing of such components. The change in the fair value is reported in other financial income and expenses.

35. Principal Nokia Group companies at December 31, 2003

		Parent holding, %	**Group majority, %**
US	Nokia Inc.		100.0
DE	Nokia GmbH	100.0	100.0
GB	Nokia UK Limited		100.0
KR	Nokia TMC Limited	100.0	100.0
CN	Beijing Capitel Nokia Mobile Telecommunications Ltd		52.9
NL	Nokia Finance International B.V.	100.0	100.0
HU	Nokia Komárom Kft	100.0	100.0
BR	Nokia do Brazil Technologia Ltda	100.0	100.0
IT	Nokia Italia Spa		100.0
FR	Nokia France S.A.	100.0	100.0
CN	Dongguan Nokia Mobile Phones Company Ltd		70.0
CN	Beijing Nokia Hang Xing Telecommunications Systems Co. Ltd		69.0

Shares in listed companies

Group holding more than 5%	**Group holding %**	**Group voting %**
Nextrom Holding S.A.	79.33	86.21

Associated companies

Symbian Limited	32.19	32.19

A complete list of subsidiaries and associated companies is included in Nokia's Statutory Accounts.

Profit and loss accounts, FAS

Financial year ended Dec. 31	Notes	2003 EURm	2002 EURm
Net sales		**22 402**	21 488
Cost of sales		**-13 704**	-13 323
Gross margin		**8 698**	8 165
Marketing expenses		**-1 058**	-1 038
Research and development expenses		**-3 496**	-2 693
Administrative expenses		**-762**	-857
Other operating expenses		**-79**	-370
Other operating income		**392**	166
Operating profit	2, 3	**3 695**	3 373
Financial income and expenses			
Income from long-term investments			
Dividend income from Group companies		**106**	363
Dividend income from other companies		**23**	25
Interest income from Group companies		**15**	25
Interest income from other companies		**21**	1
Other interest and financial income			
Interest income from Group companies		**145**	122
Interest income from other companies		**1**	3
Other financial income from other companies		**42**	1
Exchange gains and losses		**144**	121
Interest expenses and other financial expenses			
Interest expenses to Group companies		**-26**	-25
Interest expenses to other companies		**-9**	-10
Other financial expenses		**-19**	-29
Financial income and expenses, total		**443**	597
Profit before extraordinary items and taxes		**4 138**	3 970
Extraordinary items			
Group contributions		**93**	119
Extraordinary items, total		**93**	119
Profit before taxes		**4 231**	4 089
Income taxes			
for the year		**-1 132**	-1 098
from previous years		**-29**	-44
Net profit		**3 070**	2 947

Cash flow statements, FAS

Financial year ended Dec. 31	Notes	EURm 2003	EURm 2002
Cash flow from operating activities			
Net profit		**3 070**	2 947
Adjustments, total	14	**1 041**	999
Net profit before change in net working capital		**4 111**	3 946
Change in net working capital	14	**-660**	1 088
Cash generated from operations		**3 451**	5 034
Interest received		**167**	166
Interest paid		**-37**	-34
Other financial income and expenses		**127**	169
Income taxes paid		**-1 095**	-1 659
Cash flow before extraordinary items		**2 613**	3 676
Extraordinary income and expenses		**119**	-214
Net cash used in operating activities		**2 732**	3 462
Cash flow from investing activities			
Investments in shares		**-235**	-58
Additions to capitalized development costs		**-218**	-418
Capital expenditures		**-36**	-29
Proceeds from sale of shares		**1 024**	32
Long-term loans made to customers		**-97**	-563
Proceeds from prepayment and transfers of long-term loans receivable		**315**	314
Long-term loans repaid by customers		**163**	74
Proceeds from (+), payments of (-) short-term receivables		**-1 420**	-4 051
Dividends received		**123**	381
Net cash used in investing activities		**-381**	-4 318
Cash flow from financing activities			
Proceeds from share issue		**23**	163
Proceeds from borrowings		**247**	1 941
Repayment of borrowings		**-64**	188
Purchase of treasury shares		**-1 351**	-
Dividends paid		**-1 340**	-1 279
Net cash used in financing activities		**-2 485**	1 013
Net decrease (-), increase (+) in cash and cash equivalents		**-134**	157
Cash and cash equivalents at beginning of period		**237**	80
Cash and cash equivalents at end of period		**103**	237

See Notes to the financial statements of the parent company.

Balance sheets, FAS

Dec. 31	Notes	2003 EURm	2002 EURm
ASSETS			
Fixed assets and other non-current assets			
Intangible assets	4		
Capitalized development costs		**619**	1 071
Intangible rights		**52**	59
Other intangible assets		**–**	–
		671	1 130
Tangible assets	5	**–**	–
Investments			
Investments in subsidiaries	6	**3 540**	3 519
Investments in associated companies	6	**4**	5
Long-term loan receivables from Group companies		**152**	353
Long-term loan receivables from other companies		**394**	1 088
Other non-current assets	7	**17**	22
		4 107	4 987
Current assets			
Inventories and work in progress			
Raw materials and supplies		**81**	162
Work in progress		**80**	115
Finished goods		**237**	307
Prepaid inventories		**7**	1
		405	585
Receivables			
Trade debtors from Group companies		**1 895**	1 204
Trade debtors from other companies		**1 046**	1 098
Short-term loan receivables from Group companies		**9 886**	8 466
Short-term loan receivables from other companies		**13**	28
Prepaid expenses and accrued income from Group companies		**3**	5
Prepaid expenses and accrued income from other companies		**454**	517
		13 297	11 318
Short-term investments		**31**	47
Bank and cash		**72**	190
		18 583	18 257

Dec. 31	Notes	2003 EURm	2002 EURm
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	8		
Share capital		**288**	287
Share issue premium		**2 222**	2 182
Treasury shares	8	**-1 351**	–
Retained earnings	9	**8 062**	6 454
Net profit for the year	8, 9	**3 070**	2 947
		12 291	11 870
Liabilities			
Long-term liabilities			
Bonds	10	**–**	62
Long-term liabilities from Group companies		**–**	2
		–	64
Short-term liabilities			
Current finance liabilities from Group companies		**3 100**	2 902
Current finance liabilities from other companies		**65**	–
Advance payments from other companies		**4**	6
Trade creditors to Group companies		**767**	828
Trade creditors to other companies		**923**	928
Accrued expenses and prepaid income to Group companies		**16**	6
Accrued expenses and prepaid income to other companies		**1 417**	1 653
		6 292	6 323
Total liabilities		**6 292**	6 387
		18 583	18 257

See Notes to the financial statements of the parent company.

NOTES TO THE FINANCIAL STATEMENTS OF THE PARENT COMPANY

1. Accounting principles

The Parent company Financial Statements are prepared according to Finnish Accounting Standards (FAS).
See Note 1 to Notes to the consolidated financial statements.

2. Personnel expenses

	2003 EURm	2002 EURm
Wages and salaries	**1 050**	948
Pension expenses	**149**	169
Other social expenses	**117**	110
Personnel expenses as per profit and loss account	**1 316**	1 227

Remuneration of the members of the Board of Directors, the Chief Executive Officer and the President *	**5**	4
* Salaries include incentives	**2**	1

Pension commitments for the management:
For the Chief Executive Officer and the President of the Parent Company the retirement age is 60 years. There are also three other Group Executive Board Members whose retirement age is 60 years.

Personnel average	2003	2002
Production	**4 839**	5 370
Marketing	**1 577**	1 786
R & D	**12 553**	11 890
Administration	**3 481**	3 399
	22 450	22 445

Personnel, Dec. 31	2003	2002
	22 132	22 261

3. Depreciation and amortization

	2003 EURm	2002 EURm
Depreciation and amortization by asset class category		
Intangible assets		
Capitalized development costs	**327**	233
Intangible rights	**42**	50
Other intangible assets	–	1
Tangible assets	–	–
Total	**369**	284
Depreciation and amortization by function		
R & D	**332**	239
Production	–	-
Selling, marketing and administration	**37**	45
Total	**369**	284

4. Intangible assets

	2003 EURm	2002 EURm
Capitalized development costs		
Acquisition cost Jan. 1	**1 706**	1 315
Additions	**201**	418
Disposals	**–491**	–27
Accumulated amortization Dec. 31	**–797**	–635
Net carrying amount Dec. 31	**619**	1 071
Intangible rights		
Acquisition cost Jan. 1	**225**	214
Additions	**36**	32
Disposals	**–5**	–21
Accumulated amortization Dec. 31	**–204**	–166
Net carrying amount Dec. 31	**52**	59
Other intangible assets		
Acquisition cost Jan. 1	**50**	52
Additions	–	–
Disposals	**–47**	–2
Accumulated amortization Dec. 31	**–3**	–50
Net carrying amount Dec. 31	**0**	0

5. Tangible assets

At the end of 2003 and 2002 the parent company had no tangible assets. These assets were leased from Nokia Asset Management Oy, a company wholly owned by Nokia Oyj.

6. Investments

	2003 EURm	2002 EURm
Investments in subsidiaries		
Acquisition cost Jan. 1	**3 519**	3 448
Additions	**41**	104
Disposals	**–20**	–33
Net carrying amount Dec. 31	**3 540**	3 519
Investments in associated companies		
Acquisition cost Jan. 1	**5**	25
Additions	**–**	1
Disposals	**-1**	-21
Net carrying amount Dec. 31	**4**	5

7. Other non-current assets

	2003 EURm	2002 EURm
Investments in other shares		
Acquisition cost Jan. 1	**17**	36
Additions	**231**	301
Disposals	**–238**	–319
Net carrying amount Dec. 31	**10**	18
Other investments	**7**	4
	17	22

Shareholdings in other companies include listed investments of EUR 0 million in 2003 (EUR 7 million in 2002). At the balance sheet date, the fair value of these investments was EUR 1 million (EUR 71 million in 2002).

8. Shareholders' equity

Parent Company, EURm	Share capital	Share issue premium	Treasury shares	Retained earnings	Total
Balance at Dec. 31, 2001	284	2 022	–	7 734	10 040
Share issue	3	160			163
Reissuance of treasury shares					–
Dividend				–1 280	–1 280
Net profit				2 947	2 947
Balance at Dec. 31, 2002	287	2 182	–	9 401	11 870
Share issue	1	40			41
Reissuance of treasury shares					–
Acquisition of treasury shares			–1 351		–1 351
Dividend				–1 339	–1 339
Net profit				3 070	3 070
Balance at Dec. 31, 2003	**288**	**2 222**	**-1 351**	**11 132**	**12 291**

9. Distributable earnings

	2003 EURm	2002 EURm
Retained earnings from previous years	**8 062**	6 454
Net profit for the year	**3 070**	2 947
Retained earnings, total	**11 132**	9 401
Treasury shares	**–1 351**	–
Distributable earnings, Dec. 31	**9 781**	9 401

10. Bonds

	Million of bonds	Currency	Interest	2003 EURm	2002 EURm
1989 – 2004	40.0	GBP	11.375%	-	62

At December 31, 2003 the bonds are reported under short-term borrowings as the bonds mature in 2004.

11. Commitments and contingencies

	2003 EURm	2002 EURm
Collateral for own commitments		
Mortgages	–	–
Collateral given on behalf of other companies		
Assets pledged	**28**	34
Contingent liabilities on behalf of Group companies		
Guarantees for loans	**112**	4
Leasing guarantees	**350**	479
Other guarantees	**186**	301
Contingent liabilities on behalf of other companies		
Guarantees for loans	**5**	56

12. Leasing contracts

At December 31, 2003 the leasing contracts of the Parent Company amounted to EUR 936 million (EUR 1 458 million in 2002), of which EUR 454 million related to Group internal agreements. EUR 472 million will expire in 2004 (EUR 495 million in 2003).

13. Loans granted to top management

There were no loans granted to top management at December 31, 2003.

14. Notes to cash flow statements

	2003 EURm	2002 EURm
Adjustments for:		
Depreciation	**339**	284
Income taxes	**1 161**	1 143
Financial income and expenses	**–443**	–597
Impairment charges	**374**	289
Other operating income and expenses	**–390**	–120
Adjustments, total	**1 041**	999
Change in net working capital		
Short-term trade receivables, increase (–), decrease (+)	**–564**	613
Inventories, increase (–), decrease (+)	**181**	–209
Interest-free short-term liabilities, increase (+), decrease (–)	**–277**	684
Change in net working capital	**–660**	1 088

15. Principal Nokia Group companies on December 31, 2003

See note 35 to Notes to the consolidated financial statements.

16. Nokia Shares and Shareholders

See Nokia Shares and Shareholders p. 38–44.

NOKIA SHARES AND SHAREHOLDERS

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one (1) vote at General Meetings of Nokia. With effect from April 10, 2000, the par value of the share is EUR 0.06.

The minimum share capital stipulated in the Articles of Association is EUR 170 million and the maximum share capital EUR 680 million. The share capital may be increased or reduced within these limits without amending the Articles of Association. On December 31, 2003 the share capital of Nokia Corporation was EUR 287 777 547.60 and the total number of shares and votes was 4 796 292 460.

On December 31, 2003 the total number of shares included 96 024 549 shares owned by the Group companies with an aggregate par value of EUR 5 761 472.94 representing approximately 2 per cent of the total number of shares and votes.

Share capital and shares, Dec.31, 2003 [1]	2003	2002	2001	2000	1999
Share capital, EURm	**288**	287	284	282	279
Shares (1 000, par value EUR 0.06)	**4 796 292**	4 787 907	4 737 530	4 696 213	4 654 064
Shares owned by the Group at year-end (1 000)	**96 024**	1 145	1 228	4 080	1 385
Number of shares excluding shares owned by the Group at year-end (1 000)	**4 700 268**	4 786 762	4 736 302	4 692 133	4 652 679
Average number of shares excluding shares owned by the Group during the year (1 000), basic	**4 761 121**	4 751 110	4 702 852	4 673 162	4 593 761
Average number of shares excluding shares owned by the Group during the year (1 000), diluted	**4 761 160**	4 788 042	4 787 219	4 792 980	4 743 184
Number of registered shareholders [2]	**133 991**	129 508	116 352	94 500	48 771

[1] Figures have been recalculated to reflect the par value of EUR 0.06 of the share.

[2] Each account operator is included in the figure as only one registered shareholder.

Key Ratios, Dec. 31, 2003, IAS (calculation see page 48)	2003	2002	2001	2000	1999
Earnings per share from net profit, EUR					
Earnings per share, basic	**0.75**	0.71	0.47	0.84	0.56
Earnings per share, diluted	**0.75**	0.71	0.46	0.82	0.54
P/E Ratio	**18.28**	21.34	61.6	56.5	80.4
(Nominal) dividend per share, EUR	**0.30***	0.28	0.27	0.28	0.20
Total dividends paid, EURm	**1 439***	1 341	1 279	1 315	931
Payout ratio	**0.40**	0.39	0.57	0.33	0.36
Dividend yield, %	**2.2**	1.8	0.9	0.6	0.4
Shareholders' equity per share, EUR	**3.22**	2.98	2.58	2.30	1.59
Market capitalization, EURm [3]	**65 757**	72 537	137 163	222 876	209 371

* Board's proposal.

[3] Shares owned by the Group companies are not included.

Splits of the par value of the Nokia share	Par value before	Split ratio	Par value after	Effective date
1986	FIM 100 (EUR 16.82)	5:1	FIM 20 (EUR 3.36)	December 31, 1986
1995	FIM 20 (EUR 3.36)	4:1	FIM 5 (EUR 0.84)	April 24, 1995
1998	FIM 5 (EUR 0.84)	2:1	FIM 2.5 (EUR 0.42)	April 16, 1998
1999	FIM 2.5 (EUR 0.42)	2:1	EUR 0.24 [4]	April 12, 1999
2000	EUR 0.24	4:1	EUR 0.06	April 10, 2000

[4] At the same time with a bonus issue of EUR 0.03 per each share of a par value of EUR 0.24.

Authorizations

Authorization to increase the share capital

The Board of Directors had been authorized by Nokia shareholders at the Annual General Meeting held on March 21, 2002 to decide on an increase of the share capital by a maximum of EUR 55 800 000 offering a maximum of 930 000 000 new shares. In 2003, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization expired on March 21, 2003.

At the Annual General Meeting held on March 27, 2003 Nokia shareholders authorized the Board of Directors to decide on an increase of the share capital by a maximum of EUR 57 000 000, of which a maximum of EUR 3 000 000 may result from incentive plans. The increase of the share capital may consist of one or more issues offering a maximum of 950 000 000 new shares with a par value of EUR 0.06 within one year as of the resolution of the Annual General Meeting. The share capital may be increased in deviation from the shareholders' pre-emptive rights for share subscription provided that from the company's perspective important financial grounds exist such as financing or carrying out of an acquisition or another arrangement and granting incentives to key persons. In 2003, the Board of Directors has increased the share capital on the basis of this authorization by an aggregate of EUR 73 502.82 consisting of 1 225 047 new shares, as a result of which the unused authorization amounted to EUR 56 926 497.18, corresponding to 948 774 953 shares on December 31, 2003. The authorization is effective until March 27, 2004.

At the end of 2003, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

At the Annual General Meeting held on March 27, 2003 Nokia shareholders authorized the Board of Directors to repurchase a maximum of 225 million Nokia shares, representing less than 5 per cent of total shares outstanding, and to resolve on the disposal of a maximum of 225 million Nokia shares. In 2003, a total of 94 478 500 shares were repurchased under the buy-back authorization, as a result of which the unused authorization amounted to 130 521 500 shares on December 31, 2003. No shares were disposed of in 2003 under the respective authorization. The shares may be repurchased under the buy-back authorization in order to develop the capital structure of the company, to finance or carry out acquisitions or other arrangements, to grant incentives to key persons, to be transferred in other ways, or to be cancelled. The authorization to dispose of the shares may be carried out pursuant to terms determined by the Board in connection with acquisitions or other arrangements or for incentive purposes to key persons. The Board may resolve to dispose the shares in another proportion than that of the shareholders' pre-emptive rights to the company's shares, provided that from the company's perspective important financial grounds exist for such disposal. These authorizations are effective until March 27, 2004.

Convertible bonds and stock options

The table on page 40 depicts the main features of our outstanding stock option plans, which may result in the increase of our share capital. The increase in share capital resulted by these stock options is the number of shares to be issued times the par value of each share. The plans have been approved by the Annual General Meetings in the year of the launch of the plan.

General information about our stock option plans

Shares subscribed for pursuant to the stock options described on page 40 will entitle to dividend for the financial year in which the subscription occurs. Other shareholder rights will commence on the date on which the share subscription is entered in the Finnish Trade Register.

Pursuant to the stock options issued, an aggregate maximum number of 321 755 816 new shares may be subscribed for representing EUR 19 305 348.96 of the share capital and approximately 6.71 percent of the total number of votes on December 31, 2003. During 2003 the exercise of 447 517 options resulted in the issuance of 7 160 272 new shares and the increase of the share capital of Nokia Corporation with EUR 429 616.32.

There were no other stock options and no convertible bonds outstanding as of December 31, 2003, the exercise of which would result in an increase of the share capital of the Parent Company.

The Nokia Holding Inc. 1999 Stock Option Plan

In 1999 Nokia introduced a complementary stock option plan available for Nokia employees in the U.S. and Canada (The Nokia Holding Inc. 1999 Stock Option Plan). Each stock option granted by December 31, 2000 entitles the holder to purchase one Nokia ADS during certain periods of time after April 1, 2001 until five years from the date of grant, for a price within the range of USD 20.50 – 54.50 per ADS. On December 31, 2003 a total of 769 335 stock options were outstanding and 722 503 were exercisable under the Nokia Holding Inc. 1999 Stock Option Plan. An exercise of the stock options under the Nokia Holding Inc. 1999 Stock Option Plan does not result in increase of the share capital of Nokia Corporation. The maximum number of ADSs with a par value of EUR 0.06 that may be issued under the Nokia Holding Inc. 1999 Stock Option Plan is 2 000 000. The shares are carried at purchase cost in the balance sheet until disposed.

Maximum amount of outstanding stock options, Dec. 31, 2003 [5]

Plan (Year of launch)	Total plan size / Maximum number of shares	Number of participants (approx.)	(Sub)category	Vesting schedule	Subscription periods Starting	Subscription periods Ending	Exercise price /option	Exercise price /share	Split ratio
1999			**1999A**	Vested	April 1, 2001	December 31, 2004	67.55 EUR	16.89 EUR	4:1
			1999B	Vested	April 1, 2002	December 31, 2004	225.12 EUR	56.28 EUR	4:1
			1999C	Vested	April 1, 2003	December 31, 2004	116.48 EUR	29.12 EUR	4:1
	144 000 000	**16 000**							
2001			**2001A+B**	See footnote 6	July 1, 2002	December 31, 2006	36.75 EUR	36.75 EUR	1:1
			2001C3Q/01	See footnote 6	October 1, 2002	December 31, 2006	20.61 EUR	20.61 EUR	1:1
			2001C4Q/01	See footnote 6	January 1, 2003	December 31, 2006	26.67 EUR	26.67 EUR	1:1
			2001C1Q/02	See footnote 6	April 1, 2003	December 31, 2007	26.06 EUR	26.06 EUR	1:1
			2001C3Q/02	See footnote 6	October 1, 2003	December 31, 2007	12.99 EUR	12.99 EUR	1:1
			2001C4Q/02	See footnote 6	January 1, 2004	December 31, 2007	16.86 EUR	16.86 EUR	1:1
			2002A+B	See footnote 6	July 1, 2003	December 31, 2007	17.89 EUR	17.89 EUR	1:1
	145 000 000	**25 000**							
2003			**2003 2Q**		July 1, 2004	December 31, 2008	14.95 EUR	14.95 EUR	1:1
			2003 3Q		October 1, 2004	December 31, 2008	12.71 EUR	12.71 EUR	1:1
	94 600 000	**23 000**							

[5] Figures have been recalculated to reflect the par value of EUR 0.06 of the shares.

[6] 25% vest 1 year after grant; 6.25% in 12 subsequent quarterly blocks.

Note: All vested stock options are listed on the Helsinki Exchanges.

Information relating to stock options during 2003, 2002 and 2001 is as follows:

	Number of shares	Weighted average exercise price [7] EUR
Shares under option at Dec. 31, 2000	184 531 757	19.71
Granted [8]	72 644 065	31.78
Exercised	24 790 689	3.54
Forfeited	4 385 380	31.09
Shares under option at Dec. 31, 2001	227 999 753	25.71
Granted	51 127 314	17.96
Exercised	51 586 807	3.61
Forfeited	6 097 025	33.51
Shares under option at Dec. 31, 2002	221 443 235	28.81
Granted	31 098 505	14.94
Exercised	7 700 791	3.97
Forfeited	5 847 332	25.23
Shares under option at Dec. 31, 2003	**238 993 617**	**27.90**
Options exercisable at Dec. 31, 2001 (shares)	106 300 988	9.53
Options exercisable at Dec. 31, 2002 (shares)	107 721 842	27.92
Options exercisable at Dec. 31, 2003 (shares)	**148 150 370**	**31.88**

[7] Weighted average exercise price, calculated for options where exercise price is known.

[8] Includes options converted in acquisitions.

The options outstanding by range of exercise price at Dec. 31, 2003 are as follows:

Options outstanding				Vested options outstanding	
Exercise prices EUR	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price EUR	Number of shares	Weighted average exercise price EUR
0.30 – 14.72	2 647 598	6.25	9.02	2 038 575	7.92
14.95	30 301 723	3.39	14.95	–	–
14.97 – 17.29	47 143 267	1.00	16.88	47 086 191	16.88
17.89	47 257 409	2.60	17.89	14 999 068	17.89
18.18 – 26.67	20 379 501	2.24	26.59	9 552 830	26.53
28.87 – 36.15	12 950 428	1.06	29.15	12 945 688	29.15
36.75	39 574 791	2.32	36.75	22 835 620	36.75
38.09 – 56.28	38 738 900	1.02	56.17	38 692 398	56.14
	238 993 617			**148 150 370**	

Share issues and bonus issues 1999–2003

Year	Type of Issue	Subscription price or amount of bonus issue EUR	Number of new shares (1 000)	Date of payment	Net proceeds EURm	New share capital EURm
1999	Nokia Stock Option Plan 1994	0.98	12 238	1999	12.03	0.73
	Nokia Stock Option Plan 1995	1.77	18 602	1999	32.85	1.12
	Nokia Stock Option Plan 1997	3.23	33 456	1999	107.97	2.01
	Bonus Issue	0.01		1999		36.05
	Share issue to stockholders of Rooftop Communications Corporation	20.04	2 118	1999	42.45	0.13
	Total		**66 414**		**195.30**	**40.04**
2000	Nokia Stock Option Plan 1995	1.77	22 011	2000	38.87	1.32
	Nokia Stock Option Plan 1997	3.23	10 117	2000	32.65	0.61
	Share issue to stockholders of Network Alchemy, Inc.	49.91	6 112	2000	305.06	0.37
	Share issue to stockholders of DiscoveryCom, Inc.	45.98	3 909	2000	179.75	0.23
	Total		**42 149**		**556.33**	**2.53**
2001	Nokia Stock Option Plan 1995	1.77	1 682	2001	2.97	0.10
	Nokia Stock Option Plan 1997	3.23	20 993	2001	67.81	1.26
	Nokia Stock Option Plan 1999 (A)	16.89	382	2001	6.46	0.02
	Share issue to stockholders of Amber Networks, Inc.	20.77	18 329	2001	380.72	1.10
	Total		**41 386**		**457.96**	**2.48**
2002	Nokia Stock Option Plan 1997	3.23	50 357	2002	162.50	3.02
	Nokia Stock Option Plan 1999 (A)	16.89	20	2002	0.33	0.00
	Total		**50 377**		**162.83**	**3.02**
2003	Nokia Stock Option Plan 1997	3.23	7 160	2003	23.11	0.43
	Share issue to stockholders of Eizel Technologies Inc.	14.76	1 225	2003	18.08	0.07
	Total		**8 385**		**41.19**	**0.50**

Reductions of share capital

Type of reduction	Year	Number of affected (1 000, par value EUR 0.06)	Amount of reduction of the share capital EURm	Amount of reduction of the restricted capital EURm	Amount of reduction of the retained earnings EURm
Cancellation of shares	1999	257 123	15.43	–	3 435.27
Cancellation of shares	2001	69	0.004	–	–

NOKIA SHARES AND SHAREHOLDERS

Share turnover (all stock exchanges) [9]

	2003	2002	2001	2000	1999
Share turnover (1 000)	**11 788 172**	12 926 683	11 457 748	7 827 428	7 930 612
Total number of shares (1 000)	**4 796 292**	4 787 907	4 737 530	4 696 213	4 654 064
% of total number of shares	**246**	270	242	167	170

Share prices, EUR (Helsinki Exchanges) [10]

	2003	2002	2001	2000	1999
Low/high	**11.44/16.16**	11.10/29.45	14.35/46.50	35.81/64.88	13.74/45.00
Average [11]	**14.12**	18.13	24.57	51.09	21.67
Year-end	**13.71**	15.15	28.96	47.50	45.00

Share prices, USD (New York Stock Exchange) [11]

	2003	2002	2001	2000	1999
ADS					
Low/high	**12.67/18.45**	10.76/26.90	12.95/44.69	29.44/61.88	15.05/47.77
Average [11]	**15.99**	16.88	24.84	47.36	23.16
Year-end	**17.00**	15.50	24.53	43.50	47.77

[9] Figures have been recalculated to reflect the par value of EUR 0.06 of the share.
[10] Figures have been recalculated to reflect the par value of EUR 0.06 of the share.
[11] Calculated by weighing average price with daily volumes.

Shareholders, December 31, 2003

Shareholders registered in Finland represent 11.43 per cent and shareholders registered in the name of a nominee represent 88.57 per cent of the total number of shares of Nokia. The number of registered shareholders was 133 991 on December 31, 2003. Each account operator (28) is included in this figure as only one registered shareholder.

Nominee registered shareholders include holders of American Depositary Receipts (ADR) and Svenska Depåbevis (SDB). As of December 31, 2003 ADR's represented 25.29 per cent and SDB's 3.30 per cent of the total number of shares in Nokia.

Largest shareholders registered in Finland, Dec. 31, 2003

(excluding nominee registered shares and shares owned by Nokia Corporation [12])	**Total number of shares (1 000)**	**Per cent of all the shares and voting rights**
Svenska Litteratursällskapet i Finland r f	20 611	0.43
Sigrid Jusélius Stiftelse	16 500	0.34
BNP Arbitrage	14 139	0.29
The Local Government Pensions Institution	9 130	0.19
The Finnish Cultural Foundation	7 756	0.16
Ilmarinen Mutual Pension Insurance Company	7 596	0.16
Varma Mutual Pension Insurance Company	6 474	0.13
Finnish National Fund for Research and Developement (SITRA)	5 435	0.11
The State Pension Fund	5 400	0.11
Samfundet Folkhälsan i Svenska Finland	4 552	0.09

[12] Nokia Corporation owned 94 478 500 Nokia shares as of December 31, 2003.

Shares and stock options owned by the members of the Board of Directors and the Group Executive Board

Members of the Board of Directors and the Group Executive Board owned on December 31, 2003 an aggregate of 1 381 431 shares representing approximately 0.03 per cent of the aggregate number of shares and voting rights, as well as stock options, which, if exercised in full, would be exercisable for 14 781 000 shares representing approximately 0.31 per cent of the total number of shares and voting rights on December 31, 2003.

Breakdown of share ownership, Dec. 31, 2003 [13]

By number of shares owned	Number of shareholders	Per cent of shareholders	Total number of shares	Per cent of share capital	Average holding
1–100	47 692	35.59	2 890 705	0.06	0.06
101–1 000	60 108	44.86	23 510 875	0.49	0.49
1 001–10 000	21 494	16.04	68 369 292	1.43	1.43
10 001–100 000	4 287	3.20	113 005 750	2.36	2.36
100 001–500 000	317	0.24	64 961 611	1.35	1.35
500 001–1 000 000	44	0.03	31 520 465	0.66	0.66
1 000 001–5 000 000	31	0.02	61 133 771	1.27	1.27
Over 5 000 000	18	0.01	4 430 899 991	92.38	92.38
Total	133 991	100.00	4 796 292 460	100.00	100.00

By nationality, per cent	Shares
Non-Finnish shareholders	89.18
Finnish shareholders	10.82
Total	**100.00**

By shareholder category (Finnish shareholders), per cent	Shares
Corporations	2.68
Households	4.19
Financial and insurance institutions	0.71
Non-profit organizations	2.15
General government	1.09
Total	**10.82**

[13] Please note that the breakdown covers only shareholders registered in Finland, and each account operator (28) is included in the number of shareholders as only one registered shareholder. Due to this, the breakdown is not illustrative to the entire shareholder base of Nokia.

NOKIA 1999–2003, IAS

	2003	2002	2001	2000	1999
Profit and loss account, EURm					
Net sales	**29 455**	30 016	31 191	30 376	19 772
Cost and expenses	**–24 444**	–25 236	–27 829	–24 600	–15 864
Operating profit	**5 011**	4 780	3 362	5 776	3 908
Share of results of associated companies	**–18**	–19	–12	–16	–5
Financial income and expenses	**352**	156	125	102	–58
Profit before tax and minority interests	**5 345**	4 917	3 475	5 862	3 845
Tax	**–1 699**	–1 484	–1 192	–1 784	–1 189
Minority interests	**–54**	–52	–83	–140	–79
Net profit	**3 592**	3 381	2 200	3 938	2 577
Balance sheet items, EURm					
Fixed assets and other non-current assets	**3 837**	5 742	6 912	6 388	3 487
Current assets	**20 083**	17 585	15 515	13 502	10 792
Inventories	**1 169**	1 277	1 788	2 263	1 772
Accounts receivable and prepaid expenses	**6 802**	6 957	7 602	7 056	4 861
Available-for-sale investments	**816**	–	–	–	–
Cash and cash equivalents	**11 296**	9 351	6 125	4 183	4 159
Shareholders' equity	**15 148**	14 281	12 205	10 808	7 378
Minority shareholders' interests	**164**	173	196	177	122
Long-term liabilities	**328**	461	460	311	407
Long-term interest-bearing liabilities	**20**	187	207	173	269
Deferred tax liabilities	**241**	207	177	69	80
Other long-term liabilities	**67**	67	76	69	58
Current liabilities	**8 280**	8 412	9 566	8 594	6 372
Short-term borrowings	**387**	377	831	1 069	792
Current portion of long-term loans	**84**	–	–	47	1
Accounts payable	**2 919**	2 954	3 074	2 814	2 202
Accrued expenses and provisions	**4 890**	5 081	5 661	4 664	3 377
Total assets	**23 920**	23 327	22 427	19 890	14 279

NOKIA 1999–2003, IAS

	2003	2002	2001	2000	1999
Net sales by business group, EURm					
Nokia Mobile Phones	**23 618**	23 211	23 158	21 887	13 182
Nokia Networks	**5 620**	6 539	7 534	7 714	5 673
Nokia Ventures Organization	**366**	459	585	854	415
Discontinued Operations [1]	**–**	–	–	–	580
Inter-business group eliminations	**–149**	–193	–86	–79	–78
Nokia Group	**29 455**	30 016	31 191	30 376	19 772
Net sales by market area, EURm					
Europe	**16 623**	16 111	15 330	15 554	10 614
of which Finland	**347**	353	453	494	479
Americas	**6 273**	6 541	7 891	7 708	4 909
Asia-Pacific	**6 559**	7 364	7 970	7 114	4 249
Nokia Group	**29 455**	30 016	31 191	30 376	19 772
Operating profit/loss, EURm					
Nokia Mobile Phones	**5 483**	5 201	4 521	4 879	3 099
Nokia Networks	**–219**	–49	–73	1 358	1 082
Nokia Ventures Organization	**–161**	–141	–855	–387	–175
Common Group Expenses [2]	**–92**	–231	–231	–74	–98
Nokia Group	**5 011**	4 780	3 362	5 776	3 908
Average personnel					
Nokia Mobile Phones	**27 196**	26 090	27 320	27 353	20 975
Nokia Networks	**16 115**	18 463	22 040	23 508	22 804
Nokia Ventures Organization	**1 536**	1 566	2 155	2 222	1 256
Common Group Functions[3]	**6 758**	6 595	6 201	5 625	6 142
Nokia Group	**51 605**	52 714	57 716	58 708	51 177
In Finland	**22 626**	22 615	23 653	24 495	23 155
Other European countries	**11 479**	12 057	14 045	14 365	12 997
Americas	**9 947**	10 093	11 215	11 491	8 818
Asia-Pacific	**7 553**	7 949	8 803	8 357	6 207
Nokia Group	**51 605**	52 714	57 716	58 708	51 177
Research and development, EURm					
Nokia Mobile Phones	**2 064**	1 884	1 599	1 306	835
Nokia Networks	**1 540**	995	1 135	1 013	777
Nokia Ventures Organization	**124**	136	221	235	110
Common Group Expenses [2]	**32**	37	30	30	33
Nokia Group	**3 760**	3 052	2 985	2 584	1 755

[1] Discontinued Operations include discontinued and divested operations as follows: Display Products 1999.

[2] Common Group Expenses include the operating profit/loss of Common Group Functions and discontinued and divested operations.

[3] Common Group Functions also include discontinued and divested operations.

NOKIA 1999–2003, IAS

Key ratios and economic indicators	2003	2002	2001	2000	1999
Net sales, EURm	**29 455**	30 016	31 191	30 376	19 772
Change, %	**–1.9**	–3.8	2.7	53.6	48.4
Exports and foreign subsidiaries, EURm	**29 108**	29 663	30 738	29 882	19 293
Salaries and social expenses, EURm	**3 026**	3 140	3 235	2 888	2 383
Operating profit, EURm	**5 011**	4 780	3 362	5 776	3 908
% of net sales	**17.0**	15.9	10.8	19.0	19.8
Financial income and expenses, EURm	**352**	156	125	102	–58
% of net sales	**1.2**	0.5	0.4	0.3	–0.3
Profit before tax and minority interests, EURm	**5 345**	4 917	3 475	5 862	3 845
% of net sales	**18.1**	16.4	11.1	19.3	19.4
Net profit, EURm	**3 592**	3 381	2 200	3 938	2 577
% of net sales	**12.2**	11.3	7.1	13.0	13.0
Taxes, EURm	**1 699**	1 484	1 192	1 784	1 189
Dividends, EURm	**1 439***	1 340	1 279	1 315	931
Capital expenditure, EURm	**432**	432	1 041	1 580	1 358
% of net sales	**1.5**	1.4	3.3	5.2	6.9
Gross investments **, EURm	**1 013**	966	2 149	3 095	1 889
% of net sales	**3.4**	3.2	6.9	10.2	9.6
R&D expenditure, EURm	**3 760**	3 052	2 985	2 584	1 755
% of net sales	**12.8**	10.2	9.6	8.5	8.9
Average personnel	**51 605**	52 714	57 716	58 708	51 177
Non-interest bearing liabilities, EURm	**8 117**	8 309	8 988	7 616	5 717
Interest-bearing liabilities, EURm	**491**	564	1 038	1 289	1 062
Return on capital employed, %	**34.7**	35.3	27.9	58.0	55.7
Return on equity, %	**24.4**	25.5	19.1	43.3	41.3
Equity ratio, %	**64.8**	62.5	56.0	55.7	53.3
Net debt to equity, %	**–71**	–61	–41	–26	–41

* Board's proposal

** Includes acquisitions, investments in shares and capitalized development costs.

Calculation of Key Ratios, see page 48.

CALCULATION OF KEY RATIOS

Key ratios under IAS

Operating profit
Profit after depreciation

Shareholders' equity
Share capital + reserves

Earnings per share

Net profit
___
Average of adjusted number of shares during the year

P/E ratio

Adjusted share price, December 31
___
Earnings per share

Dividend per share

Nominal dividend per share
___
The adjustment coefficients of the share issues that have taken place during or after the year in question

Payout ratio

Dividend per share
___
Earnings per share

Dividend yield, %

Nominal dividend per share
___
Share price

Shareholders' equity per share

Shareholders' equity
___
Adjusted number of shares at year end

Market capitalization
Number of shares x share price per share class

Adjusted average share price

Amount traded, in EUR, during the period
___
Adjusted number of shares traded during the period

Share turnover, %

Number of shares traded during the period
___
Average number of shares during the period

Return on capital employed, %

Profit before taxes and minority interests
+ interest and other net financial expenses
___
Average shareholders' equity + short-term borrowings
+ long-term interest-bearing liabilities (including the current portion thereof)
+ minority shareholders' interests

Return on shareholders' equity, %

Net profit
___
Average shareholders' equity during the year

Equity ratio, %

Shareholders' equity + minority shareholders' interests
___
Total assets – advance payments received

Net debt to equity (gearing), %

Long-term interest-bearing liabilities (including the current portion thereof)
+ short-term borrowings – cash and cash equivalents
___
Shareholders' equity + minority shareholders' interests

Year-end currency rates 2003

	1 EUR =
USD	1.2274
GBP	0.7029
SEK	8.9992
JPY	132.32

PROPOSAL BY THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING

The distributable earnings in the balance sheet of the Group amount to EUR 12 229 million and those of the Company to EUR 9 781 million.

The Board proposes that from the funds at the disposal of the Annual General Meeting, a dividend of EUR 0.30 per share is to be paid out on a total of 4 796 292 460 shares, amounting to EUR 1 439 million.

Espoo, January 22, 2004.

Jorma Ollila
Chairman and CEO

Paul J. Collins

Georg Ehrnrooth

Bengt Holmström

Per Karlsson

Robert F.W. van Oordt

Marjorie Scardino

Vesa Vainio

Arne Wessberg

Pekka Ala-Pietilä
President

AUDITORS' REPORT

To the shareholders of Nokia Corporation

We have audited the accounting records, the financial statements and the administration of Nokia Corporation for the year ended December 31, 2003. The financial statements prepared by the Board of Directors and the President include the report of the Board of Directors, consolidated financial statements prepared in accordance with International Accounting Standards (IAS), and parent company financial statements prepared in accordance with prevailing regulations in Finland (FAS). Based on our audit we express an opinion on the consolidated financial statements and on the parent company's financial statements and administration.

We conducted our audit in accordance with Finnish Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration has been to examine that the Chairman and the other members of the Board of Directors and the President have complied with the rules of the Finnish Companies' Act.

Consolidated financial statements

In our opinion, the consolidated financial statements prepared in accordance with International Accounting Standards (IAS) give a true and fair view of the consolidated results of operations as well as of the financial position. The financial statements are in accordance with prevailing regulations in Finland and can be adopted.

Parent company's financial statements and administration

The financial statements have been prepared in accordance with the Finnish Accounting Act and other rules and regulations governing the preparation of financial statements in Finland. The financial statements give a true and fair view, as defined in the Finnish Accounting Act, of the parent company's result of operations, as well as the financial position. The financial statements can be adopted and the Chairman and the other members of the Board of Directors and the President of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors concerning the disposition of the profit for the year is in compliance with the Finnish Companies' Act.

Espoo, January 22, 2004.

PricewaterhouseCoopers Oy
Authorized Public Accountants

Eero Suomela
Authorized Public Accountant

ADDITIONAL INFORMATION

U.S. GAAP 52

Critical accounting policies 55

Group Executive Board 58

Board of Directors 60

Risk factors 62

Corporate Governance 63

Investor information 68

General contact information 69

The Group's consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The principal differences between IAS and U.S. GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity as of and for the years ended December 31:

	2003 EURm	2002 EURm	2001 EURm
Reconciliation of net income			
Net income reported under IAS	**3 592**	3 381	2 200
U.S. GAAP adjustments:			
Pension expense	**–12**	–5	–22
Development costs	**322**	–66	–104
Provision for social security cost on stock options	**–21**	–90	–132
Stock compensation expense	**–9**	–35	–85
Cash flow hedges	**9**	6	-22
Net investment in foreign companies	**–**	48	–
Amortization of identifiable intangible assets acquired	**–22**	–22	–7
Amortization of goodwill	**162**	206	28
Impairment of goodwill	**151**	104	–
Deferred tax effect of U.S. GAAP adjustments	**–75**	76	47
Net income under U.S. GAAP	**4 097**	3 603	1 903
Reconciliation of shareholders' equity			
Total shareholders' equity reported under IAS	**15 148**	14 281	
U.S. GAAP adjustments:			
Pension expense	**–49**	–37	
Additional minimum liability	**–**	–5	
Development costs	**–99**	–421	
Marketable securities and unlisted investments	**49**	77	
Provision for social security cost on stock options	**14**	35	
Deferred compensation	**–10**	–13	
Share issue premium	**186**	179	
Stock compensation	**–176**	–166	
Acquisition purchase price	**3**	4	
Amortization of identifiable intangible assets acquired	**–51**	–29	
Amortization of goodwill	**396**	234	
Impairment of goodwill	**255**	104	
Translation of goodwill	**–293**	–240	
Deferred tax effect of U.S. GAAP adjustments	**64**	147	
Total shareholders' equity under U.S. GAAP	**15 437**	14 150	

Pension expense and additional minimum liability

Under IAS, pension assets, defined benefit pension liabilities and expense are actuarially determined in a similar manner to U.S. GAAP. However, under IAS the prior service cost, transition adjustments and expense resulting from plan amendments are generally recognized immediately. Under U.S. GAAP, these expenses are generally recognized over a longer period. Also, under U.S. GAAP the employer should recognize an additional minimum pension liability charged to other comprehensive income when the accumulated benefit obligation (ABO) exceeds the fair value of the plan assets and this amount is not covered by the liability recognized in the balance sheet. The calculation of the ABO is based on approach two as described in EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan, under which the actuarial present value is based on the date of separation from service. The U.S. GAAP pension adjustment reflects the difference between the prepaid pension asset and related pension expense as determined by applying IAS 19, Employee Benefits, and the pension asset and pension expense determined by applying FAS 87, Employers' Accounting for Pensions.

Development costs

Development costs have been capitalized under IAS after the product involved has reached a certain degree of technical feasibility. Capitalization ceases and depreciation begins when the product becomes available to customers. The depreciation period of these capitalized assets is between two and five years.

Under U.S. GAAP, software development costs would similarly be capitalized after the product has reached a certain degree of technical feasibility. However, certain non-software related development costs capitalized under IAS would not be capitalizable under U.S. GAAP and therefore would have been expensed under U.S. GAAP.

Under IAS, whenever there is an indication that capitalized development costs may be impaired the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset's net selling price and value in use. Value in use is the present value of estimated discounted future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Under US GAAP, the unamortized capitalized costs of a computer software product is compared at each balance sheet date to the net realizable value of that product with any excess written off. Net realizable value is defined as the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the enterprise's responsibility set forth at the time of sale.

The amount of unamortized capitalized computer software costs, under U.S. GAAP, is EUR 438 million in 2003 (EUR 651 million in 2002).

Marketable securities and unlisted investments

Under IAS, prior to the adoption of IAS 39 on January 1, 2001, investments in marketable securities were carried at cost. Upon adoption of IAS 39, all available-for-sale investments, which includes all publicly listed and non-listed marketable securities, are measured at fair value and gains and losses are recognized within shareholders' equity until realized in the profit and loss account upon sale or disposal.

Under U.S. GAAP, the Group's listed marketable securities would be classified as available-for-sale and carried at aggregate fair value with gross unrealized holding gains and losses reported as a separate component of shareholders' equity. Investments in equity securities that are not traded on a public market are carried at historical cost, giving rise to an adjustment between IAS and U.S. GAAP.

Provision for social security cost on stock options

Under IAS, the Group provides for social security costs on stock options on the date of grant, based on the fair value of the option. The provision is adjusted for movements in the fair value of the options.

Under U.S. GAAP, no expense is recorded until the options are exercised.

Stock compensation

Under IAS, no compensation expense is recorded on stock options granted. Under U.S. GAAP, the Group follows the methodology in APB Opinion 25, Accounting for Stock Issued to Employees (APB 25), to measure employee stock compensation.

Certain employees have been granted stock options with an exercise price less than the quoted market value of the underlying stock on the date of grant. Also, certain employees have been granted restricted shares. This intrinsic value of the stock options and the restricted shares is recorded as deferred compensation within shareholders' equity and recognized in the profit and loss account over the vesting period of the stock options. The stock options issued are recorded as share issue premium.

Cash flow hedges

As a result of a specific difference in the rules under IAS 39 and FAS 133, Accounting for Derivative Instruments and Hedging Activities, relating to hedge accounting, certain foreign exchange gains and losses classified within equity under IAS would be included in the income statement under U.S. GAAP.

Net investment in foreign companies

Under IAS, on the disposal of a foreign entity, the cumulative amount of the exchange differences which have been deferred and which relate to that foreign entity should be recognized as income or as expenses in the same period in which the disposal is recognized. An enterprise may dispose of its interest in a foreign entity through sale, liquidation, repayment of share capital and permanent loans, or abandonment of all, or part of, that entity.

Under U.S. GAAP, the cumulative translation differences are reported in the profit and loss account only upon the sale or upon complete or substantially complete liquidation of the investment in a foreign entity.

Acquisition purchase price

Under IAS, when the consideration paid in a business combination includes shares of the acquirer, the purchase price of the acquired business is determined at the date on which the shares are exchanged.

Under U.S. GAAP, the measurement date for shares of the acquirer is the first day on which both the number of acquirer shares and the amount of other considerations become fixed. The average share price for a few days before and a few days after the measurement date is then used to value the shares.

Amortization of identifiable intangible assets acquired

Under IAS, acquired unpatented technology is not separately recognized on acquisition but is included within goodwill.

Under U.S. GAAP, any unpatented technology acquired in a business combination is recorded as an identifiable intangible asset with a related deferred tax liability. The intangible asset is amortized over its estimated useful life. The adjustment to U.S. GAAP net income and shareholders' equity relates to the amortization and accumulated amortization, respectively, of Amber Networks' intangible asset.

The gross carrying amount of unpatented technology recorded as identifiable intangible assets, under U.S. GAAP, is EUR 109 million as of December 31, 2003 (EUR 109 million as of December 31, 2002), which is being amortized over an estimated useful life of five years. Accumulated amortization as of December 31, 2003 was EUR 51 million (EUR 29 million at December 31, 2002). The amortization expense for the year ended December 31, 2003 is EUR 22 million (EUR 22 million and EUR 7 million in 2002 and 2001, respectively).

Amortization expense on intangible assets is expected to be EUR 22 million in 2004 and 2005 and EUR 14 million in 2006.

The net carrying amount of other intangible assets under U.S. GAAP is EUR 623 million in 2003 and consists of capitalized development costs of EUR 438 million and acquired patents, trademarks and licenses of EUR 185 million. The Group does not have indefinite lived intangible assets. The amortization expense under U.S. GAAP of other intangible assets subject to amortization as of December 31, 2003, is expected to be approximately EUR 167 million for each of the next five years.

Amortization of goodwill

Under IAS, goodwill is amortized over its estimated useful life. Under U.S. GAAP, prior to July 1, 2001, goodwill was amortized over its estimated useful life consistent with IAS. The Group adopted the transition provisions of FAS 141, Business Combinations (FAS 141), with effect from July 1, 2001. The Group also adopted the provisions of FAS 142, Goodwill and Other Intangible Assets (FAS 142), on January 1, 2002. As a result, goodwill relating to purchase acquisitions and acquisitions of associated companies is no longer subject to amortization subsequent to the date of adoption. As the non-amortization of goodwill provisions of FAS 142 were effective immediately for all acquisitions after June 30, 2001, goodwill arising from the Amber Networks acquisition and other minor acquisitions is not amortized.

The U.S. GAAP adjustment reverses the amortization expense recorded under IAS and also reverses the movement in accumulated amortization under IAS during the period subsequent to the adoption of FAS 141 and FAS 142.

The following table shows the results of operations as if FAS 142 were applied to prior periods:

EURm (except per share amounts)	2001
Net income as reported under U.S. GAAP	1 903
Add back: Goodwill amortization	274
Adjusted net income	2 177
Income per share/Basic	
Net income as reported under U.S. GAAP	0.40
Goodwill amortization	0.06
Adjusted net income	0.46
Income per share/Diluted	
Net income as reported under U.S. GAAP	0.40
Goodwill amortization	0.06
Adjusted net income	0.45

Impairment of goodwill

The Group has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in FAS 141. The Group has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these assets over their remaining useful lives.

As of January 1, 2002, the Group performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional impairment test, the Group determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value. The Group has also completed the annual impairment test required by FAS 142 during the fourth quarter of 2003 and 2002, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows.

Under IAS, goodwill is allocated to "cash generating units", which are the smallest group of identifiable assets which includes the goodwill under review for impairment, and that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets. Under IAS, the Group recorded in 2003 and 2002 an impairment of goodwill of EUR 151 million and EUR 104 million, respectively, related to Amber Networks as the carrying amount of the cash generating unit exceeded the recoverable amount of the unit. Upon completion of the annual impairment test, the Group determined that the impairment recorded for Amber Networks should be reversed for U.S. GAAP purposes because, at the Core Networks reporting unit level in 2003 and IP Mobility Network reporting unit level in 2002, where Amber Networks resides, the fair value of the reporting unit exceeded the book value of the reporting unit.

Below is a roll forward of U.S. GAAP goodwill during 2003 and 2002:

EURm	Nokia Mobile Phones	Nokia Networks	Nokia Ventures Organization	Common Group Functions	Group
Balance as of Jan. 1, 2002	351	382	80	–	813
Goodwill acquired	–	–	–	9	9
Impairment losses	-	–17	–61	–	–78
Translation adjustment	–202	–42	4	–	–240
Balance as of Dec. 31, 2002	149	323	23	9	504
Goodwill acquired	–	–	20	–	20
Translation adjustment	5	–52	–6	–	–53
Balance as of Dec. 31, 2003	**154**	**271**	**37**	**9**	**471**

Of the amount of goodwill under U.S. GAAP, EUR 259 million at December 31, 2003 relates to the acquisition of Amber Networks in 2001. Goodwill is not deductible for tax purposes.

Translation of goodwill

Under IAS, the Group translates goodwill arising on the acquisition of foreign subsidiaries at historical rates.

Under U.S. GAAP, goodwill is translated at the closing rate on the balance sheet date with gains and losses recorded as a component of shareholders' equity.

Our accounting policies affecting our financial condition and results of operations are more fully described in Note 1 to our consolidated financial statements. Certain of Nokia's accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Nokia believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition

Revenue from the majority of the Group is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. The remainder of revenue is recorded under the percentage of completion method.

Nokia Mobile Phones' and Nokia Ventures Organization's, as well as certain of Nokia Networks', revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. This requires us to assess at the point of delivery whether these criteria have been met. Upon making such assessment, revenue is recognized. In particular, Nokia records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, price protection and other volume based discounts, mainly in the mobile phone business. Sales adjustments for volume based discount programs are estimated based largely on historical activity under similar programs. Price protection adjustments are based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment.

Nokia Networks' revenue from contracts involving solutions achieved through modification of telecommunications equipment is recognized on the percentage of completion basis when the outcome of the contract can be estimated reliably. A contract's outcome can be estimated reliably when total contract revenue can be estimated reliably, it is probable that economic benefits associated with the contract will flow to the company, and the stage of contract completion can be measured reliably. When we are not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered. Completion is measured by reference to costs incurred to date as a percentage of estimated total project costs.

The percentage of completion method relies on estimates of total expected contract revenue and costs, as well as the dependable measurement of the progress made towards completing the particular project. Recognized revenues and profit are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. The cumulative impact of a revision in estimates is recorded in the period such revisions become known and estimable. Losses on projects in progress are recognized immediately when known and estimable.

Revenue recognition on initial 3G network contracts started in 2002 when Nokia Networks achieved 3G functionality for its single-mode and dual-mode WCDMA 3G systems. Upon achieving 3G functionality for WCDMA network projects, we began recognizing revenue under the cost-to-cost input method of percentage of completion accounting and have consistently applied this method since that point. Until the time the 3GPP specifications required by our customers were met, we deferred the application of the cost-to-cost input model.

Nokia Networks' current sales and profit estimates for projects may change due to the early stage of a long-term project, new technology, changes in the project scope, changes in costs, changes in timing, changes in customers' plans, realization of penalties, and other corresponding factors.

Customer financing

We have provided customer financing and agreed extended payment terms with selected customers in our Nokia Networks business. In establishing credit arrangements, management must assess the creditworthiness of the customer and the timing of cash flows expected to be received under the arrangement. However, should the actual financial position of our customers or general economic conditions differ from our assumptions, we may be required to re-assess the ultimate collectibility of such financings and trade credits, which could result in a write-off of these balances in future periods and thus negatively impact our profits in future periods. Our assessment of the net recoverable value considers the collateral and security arrangements of the receivable as well as the likelihood and timing of estimated collections. For information about MobilCom/France Telecom, see Notes 7 and 15 to our consolidated financial statements. See also note 34(b) to our consolidated financial statements for a further discussion of long-term customer loans.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyzes accounts receivables and analyzes historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Inventory-related allowances

We periodically review our inventory for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for our products. Possible changes in these estimates could result in revisions to the valuation of inventory.

Warranty provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Nokia's products are covered by product warranty plans of varying periods, depending on local practices and regulations. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure. Our warranty provision is established based upon our best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As our new products incorporate complex technologies, as we continuously introduce new products, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual cost of quality of our products is lower than we originally anticipated, we release an appropriate proportion of the provision, and if the cost of quality is higher than anticipated, we increase the provision.

Provision for intellectual property rights, or IPR, infringements

We provide for the estimated future settlements related to asserted and unasserted IPR infringements based on the probable outcome of each infringement. The ultimate outcome or actual cost of settling an individual infringement may vary from our estimates.

Our products and solutions include increasingly complex technologies involving numerous patented and other proprietary technologies. Although we proactively try to ensure that we are aware of any patents related to our products and solutions under development and thereby avoid inadvertent infringement of proprietary technologies, the nature of our business is such that patent infringements may and do occur. Through contact with parties claiming infringement of their patented technology, or through our own monitoring of developments in patent cases involving our competitors, we identify potential IPR infringements.

We estimate the outcome of all potential IPR infringements made known to us through assertion by third parties, or through our own monitoring of patent-related cases in the relevant legal systems. To the extent that we determine that an identified potential infringement will more likely than not result in an outflow of resources, we record a liability based on our best estimate of the expenditure required to settle infringement proceedings.

Our experience with claims of IPR infringement is that there is typically a discussion period with the accusing party, which can last from several months to years. In cases where a settlement is not reached, the discovery and ensuing legal process typically lasts a minimum of one year. For this reason, the ultimate outflow relating to IPR infringement claims can last for varying periods of time, resulting in irregular movements in the IPR infringement provision.

Capitalized development costs

We capitalize certain development costs when it is probable that a development project will be a success and certain criteria, including commercial and technological feasibility, have been met. These costs are then amortized on a systematic basis over their expected useful lives, which due to the constant development of new technologies is between two to five years. During the development stage, management must estimate the commercial and technological feasibility of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

Whenever there is an indicator that development costs capitalized for a specific project may be impaired, the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset's net selling price and value in use. Value in use is the present value of discounted estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. For projects still in development, these estimates include the future cash out flows that are expected to occur before the asset is ready for use. See note 7 to our consolidated financial statements.

Impairment reviews are based upon our projections of anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. For IAS, discounted estimated cash flows are used to identify the existence of an impairment while for US GAAP undiscounted future cash flows are used. Consequently, an impairment could be required under IAS but not under US GAAP.

Valuation of long-lived and intangible assets and goodwill

We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

- significant underperformance relative to historical or projected future results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on discounted projected cash flows.

This review is based upon our projections of anticipated future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. For IAS these discounted cash flows are prepared at a cash generating unit level, and for U.S. GAAP these cash flows are prepared at a reporting unit level. Consequently, an impairment could be required under IAS and not U.S. GAAP or vice versa.

Deferred taxes

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We recognize deferred tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized.

Pensions

The determination of our pension benefit obligation and expense for defined benefit pension plans is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 5 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of our plan assets is invested in equity securities. The equity markets have experienced volatility, which has affected the value of our pension plan assets. This volatility may make it difficult to estimate the long-term rate of return on plan assets. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore generally affect our recognized expense and recorded obligation in such future periods. Our assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligation and our future expense.

GROUP EXECUTIVE BOARD

January 22, 2004

Our articles of association provide for a Group Executive Board, which is responsible for managing the operations of Nokia. The Chairman and the members of the Group Executive Board are elected by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board. The current members of our Group Executive Board are set forth below.

Chairman Jorma Ollila, b. 1950

Chairman and CEO of Nokia Corporation.
Group Executive Board member since 1986.
Chairman since 1992.
Joined Nokia 1985.

Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).
President and CEO, and Chairman of the Group Executive Board of Nokia Corporation 1992–1999, President of Nokia Mobile Phones 1990–1992, Senior Vice President, Finance of Nokia 1986–1989. Holder of various managerial positions at Citibank within corporate banking 1978–1985.
Member of the Board of Directors of Ford Motor Company and UPM-Kymmene Corporation and Vice Chairman of Otava Books and Magazines Group Ltd. Member of The European Round Table of Industrialists.

Pekka Ala-Pietilä, b. 1957

President of Nokia Corporation and Head of Customer and Market Operations.
Group Executive Board member since 1992.
Joined Nokia 1984.

Master of Science (Econ.) (Helsinki School of Economics and Business Administration).
President of Nokia Corporation and Head of Nokia Ventures Organization 1999–2003. Executive Vice President and Deputy to the CEO of Nokia Corporation and President of Nokia Communications Products 1998–1999, President of Nokia Mobile Phones 1992–1998, Vice President, Product Marketing of Nokia Mobile Phones 1991–1992, Vice President, Strategic Planning of Nokia Mobile Phones 1990–1991.
Member of the Supervisory Board of SAP AG. Member of the Science and Technology Policy Council of Finland, member of the Board of the Finnish-American Chamber of Commerce, member of the Board of the Economic Information Bureau.

Dr. Matti Alahuhta, b. 1952

Executive Vice President, Chief Strategy Officer.
Group Executive Board member since 1993.
With Nokia 1975–1982, rejoined 1984.

Doctor of Science (Technology) (Helsinki University of Technology).
President of Nokia Mobile Phones 1998–2003. President of Nokia Telecommunications 1993–1998, Executive Vice President of Nokia Telecommunications 1992, Senior Vice President, Public Networks of Nokia Telecommunications 1990–1992.
Member of the Board of Directors of Kone Oyj. Chairman of the Board of Technology Industries of Finland, Vice Chairman of the Board of the Confederation of Finnish Industry and Employers, Vice Chairman of the Executive Committee of The International Institute for Management Development (IMD).

Sari Baldauf, b. 1955

Executive Vice President and General Manager of Networks.
Group Executive Board member since 1994.
Joined Nokia 1983.

Master of Science (Business Administration) (Helsinki School of Economics and Business Administration).
President of Nokia Networks 1999–2003, Executive Vice President of Nokia APAC 1997–1998, President, Cellular Systems of Nokia Telecommunications 1988–1996, Vice President, Business Development of Telenokia 1987–1988.
Member of the Board of Directors of SanomaWSOY Oyj. Member of the Board of International Youth Foundation (Baltimore, USA) and member of the Board of Foundation for Economic Education.

Dr. J. T. Bergqvist, b. 1957

Senior Vice President and General Manager, Business Units, Networks.
Group Executive Board member since 2002.
Joined Nokia 1983.

Doctor of Science (Technology) (Helsinki University of Technology).
Executive Vice President and General Manager, IP Mobility Nokia Networks 2001–2003, Senior Vice President, Radio Access Systems of Nokia Telecommunications 1997–2000, Vice President, Cellular Transmission Business, Network and Access Systems of Nokia Telecommunications 1995–1996, Area General Manager, Area Management of Nokia Telecommunications 1993–1994, Area General Manager, Marketing of Nokia Cellular Systems 1990–1992.
Member of the Board of Directors of Norvestia plc.

Mary T. McDowell, b. 1964

Senior Vice President and General Manager of Enterprise Solutions.
Group Executive Board member since January 1, 2004.
Joined Nokia 2004.

Bachelor of Science (Computer Science) (College of Engineering at the University of Illinois).
Senior Vice President, Strategy and Corporate Development of Hewlett-Packard Company 2003, Senior Vice President & General Manager, Industry-Standard Servers of Hewlett-Packard Company 2002–2003, Senior Vice President & General Manager, Industry-Standard Servers of Compaq Computer Corporation 1998–2002, Vice President, Marketing, Server Products Division of Compaq Computer Corporation 1996–1998. Holder of executive, managerial and other positions at Compaq Computer Corporation 1986–1996.
Member of the Board of Visitors for the College of Engineering at the University of Illinois.

GROUP EXECUTIVE BOARD

Olli-Pekka Kallasvuo, b. 1953

Executive Vice President and General Manager of Mobile Phones.
Group Executive Board member since 1990.
With Nokia 1980–81, rejoined 1982.
LL.M. (University of Helsinki).
Executive Vice President, CFO of Nokia 1999–2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997–1998, Executive Vice President, CFO of Nokia 1992–1996, Senior Vice President, Finance of Nokia 1990–1991.
Chairman of the Board of Directors of F-Secure Corporation, Nextrom Holding S.A. and Sampo plc.

Pertti Korhonen, b. 1961

Senior Vice President, Chief Technology Officer.
Group Executive Board member since 2002.
Joined Nokia 1986.
Master of Science (Electronics Eng.) (University of Oulu).
Executive Vice President of Nokia Mobile Software 2001–2003. Senior Vice President, Global Operations, Logistics and Sourcing of Nokia Mobile Phones 1999–2001, Senior Vice President, Global Operations and Logistics of Nokia Mobile Phones 1998–1999, Vice President, Logistics of Nokia Mobile Phones 1996–1998, Vice President, Manufacturing Europe of Nokia Mobile Phones 1993–1996, Project Executive of Nokia Mobile Phones UK Ltd, 1991–1993, Vice President, R&D of Nokia Mobile Phones, Oulu 1990–1991.

Hallstein Moerk, b. 1953

Senior Vice President, Human Resources.
Group Executive Board member since January 1, 2004.
Joined Nokia 1999.
Diplomøkonom (Econ.) (Norwegian School of Management).
Holder of various positions at Hewlett-Packard Corporation 1979–1999.
Member of the Board of Directors of Flisekompaniet.
Member of the Board of Advisors for Center for HR Strategy, Rutgers University.

Dr. Yrjö Neuvo, b. 1943

Senior Vice President, Technology Advisor.
Group Executive Board member since 1993.
Joined Nokia 1993.
Master of Science (Eng.), Licentiate of Science (Technology) (Helsinki University of Technology), Ph.D. (EE) (Cornell University).
Executive Vice President, CTO of Nokia Mobile Phones 1999–2003, Senior Vice President, Product Creation of Nokia Mobile Phones 1994–1999, Senior Vice President, Technology of Nokia 1993–1994, National Research Professor of The Academy of Finland 1984–1992, Professor of Tampere University of Technology 1976–1992, Visiting Professor of University of California, Santa Barbara 1981–1982.
Vice Chairman of the Board of Directors of Vaisala Corporation. Member of Finnish Academy of Technical Sciences, The Finnish Academy of Science and Letters, and Academiae Europae, Foreign member of Royal Swedish Academy of Engineering Sciences, and Fellow of the Institute of Electrical and Electronics Engineers.

Richard A. Simonson, b. 1958

Senior Vice President, Chief Financial Officer.
Group Executive Board member since January 1, 2004.
Joined Nokia 2001.
Bachelor of Science (Mining Eng.) (Colorado School of Mines), Master of Business Administration (Finance) (Wharton School of Business at University of Pennsylvania).
Vice President & Head of Customer Finance of Nokia Corporation 2001–2003, Managing Director of Telecom & Media Group of Barclays 2001, Head of Global Project Finance and other various positions at Bank of America Securities 1985–2001.

Veli Sundbäck, b. 1946

Senior Vice President, Corporate Relations and Responsibility of Nokia Corporation.
Group Executive Board member since 1996.
Joined Nokia 1996.
LL.M. (University of Helsinki).
Executive Vice President, Corporate Relations and Trade Policy of Nokia Corporation 1996–2003. Secretary of State at the Ministry for Foreign Affairs 1993–1995, Under-Secretary of State for External Economic Relations at the Ministry for Foreign Affairs 1990–1993.
Chairman of the Board of Directors of Huhtamäki Oyj. Member of the Board of EICTA (European Information, Communications and Consumer Electronics Technology Industry Association), member of the Bureau of the United Nations Information and Communication Technologies Task Force (UN ICT TF), Vice Chairman of the Board of the International Chamber of Commerce, Finnish Section, Chairman of the Trade Policy Committee of The Confederation of Finnish Industry and Employers, Chairman of the Board of the Finland-China Trade Association.

Anssi Vanjoki, b. 1956

Executive Vice President and General Manager of Multimedia.
Group Executive Board member since 1998.
Joined Nokia 1991.
Master of Science (Econ.) (Helsinki School of Economics and Business Administration).
Executive Vice President of Nokia Mobile Phones 1998–2003. Senior Vice President, Europe & Africa of Nokia Mobile Phones 1994–1998, Vice President, Sales of Nokia Mobile Phones 1991–1994, 3M Corporation 1980–1991.
Governor of European Foundation of Quality Management.

BOARD OF DIRECTORS

January 22, 2004

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders in a general meeting, the Board of Directors and the Group Executive Board. The current members of the Board of Directors were elected at the Annual General Meeting on March 27, 2003, in accordance with the proposal of the Corporate Governance and Nomination Committee. On the same date, the Chairman and Vice Chairman were elected by the Board members. Certain information with respect to these individuals is set forth below.

Jorma Ollila, b. 1950

Chairman and CEO.
Chairman of the Group Executive Board of Nokia Corporation.
Board member since 1995. Chairman since 1999.

Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).
President and CEO, and Chairman of the Group Executive Board of Nokia Corporation 1992–1999, President of Nokia Mobile Phones 1990–1992, Senior Vice President, Finance of Nokia 1986–1989. Holder of various managerial positions at Citibank within corporate banking 1978–1985.
Member of the Board of Directors of Ford Motor Company and UPM-Kymmene Corporation and Vice Chairman of Otava Books and Magazines Group Ltd. Member of The European Round Table of Industrialists.

Paul J. Collins, b. 1936

Board member since 1998. Vice Chairman since 2000.

BBA (University of Wisconsin), MBA (Harvard Business School).
Vice Chairman of Citigroup Inc. 1998–2000, Vice Chairman and member of the Board of Directors of Citicorp and Citibank N.A. 1988–2000. Holder of various executive positions at Citibank within investment management, investment banking, corporate planning as well as finance and administration 1961–1988. Member of the Board of Directors of BG Group and Kimberly-Clark Corporation.

Georg Ehrnrooth, b. 1940

Board member since 2000.

Master of Science (Eng.) (Helsinki University of Technology).
President and CEO of Metra Corporation 1991–2000, President and CEO of Lohja Corporation 1979–1991. Holder of various executive positions at Wärtsilä Corporation within production and management 1965–1979.
Chairman of the Board of Directors of Assa Abloy AB (publ) and Varma Mutual Pension Insurance Company, Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab, Sandvik AB (publ) and Sampo plc. Chairman of The Center for Finnish Business and Policy Studies (EVA).

Dr. Bengt Holmström, b. 1949

Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management.
Board member since 1999.

Bachelor of Science (Helsinki University), Master of Science (Stanford University), Doctor of Philosophy (Stanford University).
Edwin J. Beinecke Professor of Management Studies at Yale University 1985–1994. Member of the Board of Directors of Kuusakoski Oy. Member of the American Academy of Arts and Sciences and Foreign Member of The Royal Swedish Academy of Sciences.

Per Karlsson, b. 1955

Independent Corporate Advisor.
Board member since 2002.

Degree in Economics and Business Administration (Stockholm School of Economics).
Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986–1992. Corporate strategy consultant at the Boston Consulting Group (London) 1979–1986.
Board member of IKANO Holdings S.A.

Robert F. W. van Oordt, b. 1936

Chairman of Rodamco Europe N.V.
Board member since 1998.

Drs of Economics (University of Amsterdam).
CEO of Rodamco Europe N.V. 2000–2001, Chairman of the Executive Board of NV Koninklijke KNP BT 1993–1996, Chairman of the Executive Board of Bührmann-Tetterode N.V. 1990–1993, Executive Vice President and COO and member of the Board of Directors of Hunter Douglas Group N.V. 1979–1989. Consultant and partner with McKinsey & Company Inc. 1967–1979.
Chairman of Rodamco Europe N.V., member of the Supervisory Board of Draka Holding N.V., member of the Board of Directors of Fortis Bank N.V., Schering-Plough Corporation and N.V. Umicore S.A.

BOARD OF DIRECTORS

Dame Marjorie Scardino, b. 1947

Chief Executive and member of the Board of Directors of Pearson plc.
Board member since 2001.

BA (Baylor), JD (University of San Francisco).
Chief Executive of The Economist Group 1993–1997, President of the North American Operations of The Economist Group 1985–1993. Lawyer 1976–1985 and publisher of the Georgia Gazette newspaper 1978–1985.

Vesa Vainio, b. 1942

Board member since 1993.

LL.M. (University of Helsinki).
Chairman 1998–1999 and 2000–2002 and Vice Chairman 1999–2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992–1997. President of Kymmene Corporation 1991–1992. Holder of various other executive positions in Finnish industry 1972–1991.
Chairman of the Board of Directors of UPM-Kymmene Corporation.

Arne Wessberg, b. 1943

Chairman of the Board of Directors and Chief Executuve Officer of Yleisradio Oy (Finnish Broadcasting Company).
Board member since 2001.

Studies in economics in the University of Tampere 1963–1966.
Chairman of the Board of Eurosport Consortium 1998–2000, member 1989–1997. Member of the Board of Trustees of IIC 1996–1998 and 1993–1995. Holder of various positions at Yleisradio Oy (Finnish Broadcasting Company) in different executive roles 1979–1994 and as a reporter and editor 1971–1976.
President of the European Broadcasting Union (EBU), member of the Board of Directors of the International Council of NATAS and member of the Trilateral Commission (Europe).

On January 22, 2004, with an amendment on February 6, 2004, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on March 25, 2004 regarding the election of the members of the Board of Directors. As Mr. Robert F. W. van Oordt has reached the Nokia Board's retirement age of 68 years, as provided by the Corporate Governance guidelines of Nokia, he will not stand for re-election to the Board. The Corporate Governance and Nomination Committee will propose that the number of board members be decreased from the current nine to eight and that the following persons be re-elected for a term of one year: Mr. Paul J. Collins, Mr. Georg Ehrnrooth, Dr. Bengt Holmström, Mr. Per Karlsson, Mr. Jorma Ollila, Dame Marjorie Scardino, Mr. Vesa Vainio and Mr. Arne Wessberg.

RISK FACTORS

January 22, 2004

Set forth below is a description of factors that may affect our business, results of operations and share price from time to time.

- Changes in the mobile communications industry require us to develop complex, evolving technologies to use in our various businesses, some of which are new to us. If we fail to develop these technologies or successfully commercialize them as new advanced products and solutions that meet the demands of the market, or fail to do so on a timely basis, or if the evolution of our operating environment is slower than anticipated leading to delays in the deployment and acceptance of new services, it may have a material adverse impact on our business, our ability to meet our targets, and our results of operations.
- The development of the mobility industry is significantly altering the competitive landscape and increasing competition. We are entering businesses where the competitive landscape is new to us or still in the early stages of development. Our failure to respond successfully to this development may have a material adverse impact on our business, our ability to meet our targets, and our results of operations.
- Reaching our targets depends on numerous factors, such as our ability to offer products and solutions that meet the demands of the market and to manage the prices and costs of our products and solutions, our operational efficiency, the pace of development and acceptance of new technologies, our entry into new business areas, and general economic conditions. Depending on those factors, some of which we may influence and others of which are beyond our control, we may fail to reach our targets and we may fail to provide accurate forecasts of our sales and results of operations.
- Our sales and results of operations could be adversely affected if we fail to efficiently manage our manufacturing and logistics, or fail to ensure that our products and solutions meet our and our customers' quality, safety and other corresponding requirements and are delivered in time.
- We are developing a number of our new products and solutions in collaboration with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or on a timely basis.
- We depend on our suppliers for the timely delivery of components and for their compliance with our supplier requirements, such as, most notably, our and our customers' product quality, safety and other corresponding standards. Their failure to do so could adversely affect our ability to deliver our products and solutions successfully and on time.
- Our operations rely on complex and highly centralized information technology systems and networks. If any system or network disruption occurs, this reliance could have a material adverse impact on our operations, sales and operating results.
- Our products and solutions include increasingly complex technology involving numerous patented and other proprietary technologies. As a consequence, evaluating the protection of the technologies we intend to use is more difficult than before, and we may face claims that we have infringed third parties' intellectual property rights. The use of increasingly complex technology may result in increased licensing costs for us, restrictions on our ability to use such technology and offer our products and solutions, the invalidation of intellectual property rights on which we depend and/or costly and time-consuming litigation.
- The global networks business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under a major contract or in relation to a major customer may affect our sales, our results of operations and cash flow adversely.
- Customer financing to network operators can be a competitive requirement and could affect our sales, results of operations, balance sheet and cash flow adversely.
- Our sales, costs and results are affected by exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen as well as certain other currencies.
- If we are unable to recruit, retain and develop appropriately skilled employees, we may not be able to implement our strategies and, consequently, our results of operations may suffer.
- If we are unable to effectively and smoothly implement the new organizational structure effective January 1, 2004, we may experience a material adverse impact on our operations, sales and results of operations.
- Our sales derived from, and assets located in, emerging market countries may be adversely affected by economic, regulatory and political developments in those countries.
- Allegations of health risks from the electromagnetic fields generated by base stations and mobile handsets, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of mobile devices or by causing us to allocate monetary and personnel resources to these issues.
- Changes in various types of regulation in countries around the world could affect our business adversely.
- Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the communications and technology sectors in particular.

We file an annual report on Form 20-F with the US Securities and Exchange Commission, which report also includes a description of risk factors that may affect us. Nokia filed its Form 20-F annual report for the year ended December 31, 2003 on February 6, 2004. For further information please refer to our Form 20-F annual report.

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders in a general meeting, the Board of Directors and the Group Executive Board. Our articles of association provide for a Group Executive Board, which is responsible for managing the operations of Nokia. The Chairman and the members of the Group Executive Board are elected by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.

The Board of Directors

The operations of the company are managed under the direction of the Board of Directors, within the framework set by the Finnish Companies Act and our articles of association and the complementary Corporate Governance Guidelines and related charters as adopted by the Board.

The responsibilities of the Board of Directors

The Board represents and is accountable to the shareholders of the company. The Board's responsibilities are active and not passive and include the responsibility to regularly evaluate the strategic direction of the company, management policies and the effectiveness with which management implements its policies. The Board's responsibilities further include overseeing the structure and composition of the company's top management and monitoring legal compliance and the management of risks related to the company's operations. In doing so the Board may set out annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments not to be exceeded without Board approval.

The Board has the responsibility for appointing and discharging the Chief Executive Officer and the President and the other members of the Group Executive Board. Subject to the requirements of Finnish law, the independent directors of the Board will confirm the compensation and the employment conditions of the Chief Executive Officer and the President upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Group Executive Board are approved by the Personnel Committee.

Election, composition and meetings of the Board of Directors

Pursuant to the articles of association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of ten members. The members of the Board are elected for a term of one year at each Annual General Meeting, which convenes each March or April. Since the Annual General Meeting held on March 27, 2003, the Board has consisted of nine members. Nokia's CEO, Mr. Jorma Ollila, also serves as the Chairman of the Board. The other members of the Board are all non-executive and independent as defined in the Finnish rules and regulations. The Board convened nine times during 2003, three of the meetings were held in the form of a conference call, and the average ratio of attendance at the meetings was 99%. The non-executive directors meet without executive directors at least twice a year, or more often as they deem appropriate. The Board and each committee also has the power to hire independent legal, financial or other advisors as it deems necessary.

The Board elects a Chairman and a Vice Chairman from among its members for one term at a time. On March 27, 2003 the Board resolved that Mr. Jorma Ollila should continue to act as Chairman and that Mr. Paul J. Collins should continue to act as Vice Chairman. The Board also appoints the members and the chairmen for its committees from among its non-executive, independent members for one term at a time.

The Board and each of its committees conducts annual performance self-evaluations. The Corporate Governance Guidelines concerning the directors' responsibilities, the composition and selection of the Board, Board committees and certain other matters relating to corporate governance are available on our website, www.nokia.com.

The Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board, who meet all applicable independence, financial literacy and other requirements of Finnish law and applicable stock exchange rules. Since March 27, 2003, the Committee has consisted of the following four members of the Board: Mr. Robert F.W. van Oordt (Chairman), Mr. Georg Ehrnrooth, Mr. Per Karlsson and Mr. Arne Wessberg.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The Committee is responsible for assisting the Board's oversight of (1) the quality and integrity of the company's financial statements and related disclosure, (2) the performance of the company's internal controls and risk management and risk audit function, (3) the company's compliance with legal and regulatory requirements, (4) the external auditor's qualifications and independence, and (5) the performance of the external auditor subject to the requirements of Finnish law. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters. Under Finnish law, our external auditor is elected by our shareholders at the Annual General Meeting. The Audit Committee makes a recommendation to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or reelection. The Audit Committee meets at least four times per year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of the management and the external auditor at least twice a year. The Audit Committee held four meetings in 2003.

The Personnel Committee consists of a minimum of three members of the Board. Since March 27, 2003, the Personnel Committee has consisted of the following four members of the Board: Mr. Paul J. Collins (Chairman), Dr. Bengt Holmström, Dame Marjorie Scardino and Mr. Vesa Vainio.

The primary purpose of the Personnel Committee is to oversee the personnel policies and practices of the company. It assists the Board in discharging its responsibilities relating to all compensation of the company's executives and the terms of employment of the same. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding (1) compensation of the company's top executives and their employment conditions, (2) all equity-based plans, (3) incentive compensation plans, policies and programs of the company affecting executives, and (4) other significant incentive plans. The Committee is responsible for ensuring the above compensation programs are performance-based, properly motivate management, support overall corporate strategies and align with shareholders' interests. The Committee is responsible for the review of senior management development and succession plans. The Personnel Committee convened three times in 2003.

The Corporate Governance and Nomination Committee consists of three to five members of the Board. Since March 27, 2003, the Corporate Governance and Nomination Committee has consisted of the following three members of the Board: Mr. Paul J. Collins (Chairman), Dr. Bengt Holmström and Mr. Vesa Vainio.

The Corporate Governance and Nomination Committee's purpose is (1) to prepare the proposals for the general meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders, and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by (I) actively identifying individuals qualified to become members of the Board, (II) recommending to the shareholders the director nominees for election at the Annual General Meetings, (III) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (IV) assisting the Board and each committee of the Board in its annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation, and (V) developing and recommending to the Board and administering the Corporate Governance Guidelines of the company. The Corporate Governance and Nomination Committee held four meetings in 2003.

The charters of each of the committees are available on our website, www.nokia.com.

Under Finnish law, if the roles of the Chairman and the Chief Executive Officer are combined, the company must have a President. The responsibilities of the President are defined in the Finnish Companies Act and other relevant legislation along with any additional guidance and instructions given from time to time by the Board and the Chief Executive Officer. The responsibilities of the Chief Executive Officer are determined by the Board.

We also have a company Code of Conduct which is equally applicable to all of our employees, directors and management and is accessible at our website, www.nokia.com. As well, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, please see www.nokia.com.

Nokia's corporate governance practices comply with the Corporate Governance Recommendation for Listed Companies approved by Hex Plc, the Central Chamber of Commerce of Finland and the Confederation of Finnish Industry and Employers in December 2003.*

Proposal of the Corporate Governance and Nomination Committee of the Board

On January 22, 2004, with an amendment on February 6, 2004, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on March 25, 2004 regarding the election of the members of the Board of Directors. As Mr. Robert F. W. van Oordt has reached the Nokia Board's retirement age of 68 years, as provided by the Corporate Governance guidelines of Nokia, he will not stand for re-election to the Board. The Corporate Governance and Nomination Committee will propose that the number of board members be decreased from the current nine to eight and that the following persons be re-elected for a term of one year: Mr. Paul J. Collins, Mr. Georg Ehrnrooth, Dr. Bengt Holmström, Mr. Per Karlsson, Mr. Jorma Ollila, Dame Marjorie Scardino, Mr. Vesa Vainio and Mr. Arne Wessberg.

Compensation of the Members of the Board of Directors and the Group Executive Board

Compensation of the Board of Directors 2001–2003

	Chairman		Vice Chairman		Other Members	
Year	Gross annual retainer (EUR 1 000)	Shares received [1]	Gross annual retainer (EUR 1 000)	Shares received [1]	Gross annual retainer (EUR 1 000)	Shares received [1]
2001	130	1 530	100	1 178	75	882
2002	130	2 650	100	2 038	75	1 529
2003	150	4 032	150 [2]	4 032 [2]	100 [3]	2 688 [3]

1 As part of the Gross Annual Retainer for that year.

2 Includes a retainer of EUR 125 000 for services as Vice Chairman of the Board and EUR 25 000 for services as Chairman of the Personnel Committee. Of the shares received in 2003, 3 360 shares were for services as Vice Chairman of the Board and 672 shares for services as Chairman of the Personnel Committee.

3 The 2003 retainer of Mr. Robert F. W. van Oordt amounted to a total of EUR 125 000, consisting of a retainer of EUR 100 000 for services as Member of the Board and EUR 25 000 for services as Chairman of the Audit Committee. The shares received by Mr. Robert F. W. van Oordt amounted to a total of 3 360 shares, consisting of 2 688 shares for services as a Member of the Board and 672 shares for services as Chairman of the Audit Committee.

* The Corporate Governance Recommendation for listed Companies recommends a company to describe the manner in which the internal audit function of the company is organized. As Nokia has comprehensive risk management and internal control processes in place, there is no separate internal audit function at Nokia.

Board of Directors

For the year ended December 31, 2003, the aggregate compensation of the eight non-executive members of the Board of Directors was approximately EUR 0.875 million. Non-executive members of the Board of Directors do not receive bonuses or stock options. The remuneration for members of our Board of Directors for each term expiring at the close of the next Annual General Meeting is resolved annually by our Annual General Meeting, after being proposed by the Corporate Governance and Nomination Committee of our Board.

The table on page 64 depicts the total annual remuneration paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years. Since the fiscal period 1999, approximately 60% of each Board member's annual retainer has been paid in cash, with the balance in Nokia Corporation shares acquired from the market.

Group Executive Board

For the year ended December 31, 2003, Nokia had a Group Executive Board consisting of 10 members. Three new members have been appointed to serve on the Group Executive Board as from January 1, 2004. The aggregate compensation, excluding gains realized upon the exercise of stock options, of the 10 members of the Group Executive Board for 2003, including Mr. Jorma Ollila, was approximately EUR 10.9 million. Of this amount, approximately EUR 5.4 million was paid pursuant to bonus arrangements for the 2003 calendar year. The bonuses of the members of the Group Executive Board are paid as a percentage of annual base salary based on Nokia's Short-Term Incentive Plan. Short-term cash incentives are paid twice each year based on performance for each of Nokia's short-term plans that end on June 30 and December 31 of each year.

Short-term incentive payments are primarily determined based on a formula that considers the company's performance to pre-established targets for Net Sales, Operating Profit and Net Working Capital efficiency measures. Certain executives may have objectives related to quality, technology innovation, new product revenue, or other objectives of key strategic importance, which may require a discretionary assessment of performance by the Personnel Committee.

Subject to the requirements of Finnish law, the independent directors of the Board will confirm the compensation and the employment conditions of Mr. Jorma Ollila and Mr. Pekka Ala-Pietilä upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Group Executive Board are approved by the Personnel Committee.

Our executives forming the Group Executive Board in 2003 participate in the Finnish TEL pension system, which provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. Under the Finnish TEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from stock options are not. The Finnish TEL pension scheme provides for early retirement benefits at age 60 and full retirement benefits at age 65. The current TEL provisions cap the total pension benefit at 60% of the pensionable earnings amount.

For Mr. Jorma Ollila, Mr. Pekka Ala-Pietilä, Dr. Matti Alahuhta, Mr. Olli-Pekka Kallasvuo and Ms. Sari Baldauf, Nokia offers a full retirement benefit at age 60. The full retirement benefit is based on the executive's pensionable earnings at age 60, assuming that the executive continues service with Nokia through age 65. Nokia does not offer any such benefit to any other members of the 2003 Group Executive Board.

Service contracts of the Chairman and CEO and of the President

We have a service contract with each of Mr. Jorma Ollila and Mr. Pekka Ala-Pietilä, each of an indefinite duration. The Board has also agreed with Mr. Jorma Ollila on the continuation of his services as CEO of Nokia through 2006.

Mr. Jorma Ollila's contract has provisions for severance payments for up to 24 months of compensation (both base compensation and bonus) in the event of his termination of employment for reasons other than cause, including a change of control. As previously mentioned, Mr. Jorma Ollila is further entitled to a full statutory pension from the date he turns 60 years of age, instead of the statutory age of 65.

Mr. Pekka Ala-Pietilä's contract has provisions for severance payments for up to 18 months of compensation (both base compensation and bonus) in the event of his termination of employment for reasons other than cause, including a change of control. As previously mentioned, Mr. Pekka Ala-Pietilä is entitled to a full statutory pension from the date he turns 60 years of age, instead of the statutory age of 65.

Management share ownership

The following tables set forth the number of shares and ADSs beneficially held by members of the Board of Directors and the Group Executive Board as of December 31, 2003 (not including the new Group Executive Board Members whose service began on January 1, 2004).

Board of Directors, Dec. 31, 2003

	Shares [1]	ADSs
Jorma Ollila [2]	189 388	–
Paul J. Collins	–	109 376
Georg Ehrnrooth [3]	305 559	–
Bengt Holmström	7 687	–
Per Karlsson [3]	8 517	–
Robert F.W. van Oordt	7 719	–
Marjorie Scardino	–	5 099
Vesa Vainio	18 347	–
Arne Wessberg	5 099	–
Total	**542 316**	**114 475**

1 The number of shares includes not only shares acquired as compensation for services as member of the Board of Directors, but also shares acquired by any other means.

2 For Mr. Jorma Ollila's holdings of stock options, see the table under "Management Stock Option Ownership" below.

3 Mr. Georg Ehrnrooth's and Mr. Per Karlsson's holdings include both shares held personally and shares held through a company.

Group Executive Board, Dec. 31, 2003

	Shares
Pekka Ala-Pietilä	49 600
Matti Alahuhta	129 200
Sari Baldauf	183 200
J.T. Bergqvist	12 800
Olli-Pekka Kallasvuo	44 000
Pertti Korhonen	15 300
Yrjö Neuvo	74 540
Veli Sundbäck	110 000
Anssi Vanjoki	106 000
Total	**724 640**

On December 31, 2003, the aggregate interest of the members of the Board of Directors and the Group Executive Board (not including the new Group Executive Board members whose service began on January 1, 2004) in our outstanding share capital was 1 381 431 shares and ADSs, representing less than 1% of the issued share capital and voting rights in Nokia Corporation.

Management stock option ownership

The following tables provide certain information relating to stock options held by members of the Group Executive Board as of December 31, 2003 (not including the new Group Executive Board members whose service began on January 1, 2004). These stock options were issued pursuant to the Nokia Stock Option Plans 1999, 2001 and 2003. For a description of our stock option plans, including information regarding the expiration date of the options under these plans, please see www.nokia.com.

Stock option ownership of the Group Executive Board, Dec. 31, 2003

	Number of shares represented by exercisable options as of December 31, 2003						Number of shares represented by unexercisable options as of December 31, 2003			
Exercise price per share	**1999 A[1] EUR 16.89**	**1999 B[1] EUR 56.28**	**1999 C[1] EUR 29.12**	**2001 A and B[2] EUR 36.75**	**2001 C4Q/01[3] EUR 26.67**	**2002 A and B[4] EUR 17.89**	**2001 B[2] EUR 36.75**	**2001C 4Q/01[3] EUR 26.67**	**2002 B[4] EUR 17.89**	**2003 2Q[5] EUR 14.95**
Jorma Ollila	1 020 000	1 056 000	544 000	562 500	218 750	312 500	437 500	281 250	687 500	800 000
Pekka Ala-Pietilä	0	475 200	244 800	140 625	54 686	78 125	109 375	70 314	171 875	170 000
Matti Alahuhta	340 000	369 600	190 400	56 250	21 875	54 687	43 750	28 125	120 313	120 000
Sari Baldauf	420 000	369 600	190 400	56 250	21 875	54 687	43 750	28 125	120 313	120 000
J.T. Bergqvist	100 000	92 400	47 600	22 500	8 750	21 875	17 500	11 250	48 125	50 000
Olli-Pekka Kallasvuo	0	369 600	190 400	56 250	21 875	54 687	43 750	28 125	120 313	120 000
Pertti Korhonen	34 000	94 120	27 880	16 875	6 561	21 875	13 125	8 439	48 125	50 000
Yrjö Neuvo	280 000	264 000	136 000	39 375	15 311	21 875	30 625	19 689	48 125	40 000
Veli Sundbäck	400 000	264 000	136 000	22 500	8 750	12 500	17 500	11 250	27 500	50 000
Anssi Vanjoki	280 000	264 000	136 000	39 375	15 311	31 250	30 625	19 689	68 750	100 000

1 Each 1999 A, B and C option originally granted entitles the holder to subscribe for four shares of Nokia stock. The exercise price per share and the number of shares for the 1999 A, B and C options have been adjusted for the share split that took place in April 2000.

2 Each 2001 A and B option originally granted entitles the holder to subscribe for one share of Nokia stock. The 2001 A and B options were 25% exercisable on July 1, 2002. An additional 6.25% of the original grant amount becomes exercisable each calendar quarter thereafter, so that the options will be fully exercisable on July 1, 2005. As of December 31, 2003, of the original grant of 2001 A and B options, 56.25% was vested and exercisable.

3 Each 2001 C option originally granted entitles the holder to subscribe for one share of Nokia stock. The 2001 C options were 25% exercisable on January 1, 2003 and an additional 6.25% will be exercisable each calendar quarter thereafter, so that the options will be fully exercisable on January 2, 2006. As of December 31, 2003, of the original grant of 2001 C options, 43.75% was vested and exercisable.

4 Each 2002 A and B option originally granted entitles the holder to subscribe for one share of Nokia stock. The 2002 A and B options were 25% exercisable on July 1, 2003 and an additional 6.25% will be exercisable each calendar quarter thereafter, so that the options will be fully exercisable on July 3, 2006. As of December 31, 2003, of the original grant of 2002 A and B options, 31.25% was vested and exercisable.

5 Each 2003 option originally granted entitles the holder to subscribe for one share of Nokia stock. The 2003 options will be 25% exercisable on July 1, 2004 and an additional 6.25% will be exercisable each calendar quarter thereafter, so that the options will be fully exercisable on July 2, 2007. As of December 31, 2003, of the original grant of 2003 options none was vested and exercisable.

Insiders' trading in Securities

The Board of Directors has established a policy in respect of insiders' trading in Nokia securities. Under the policy, the holdings of Nokia securities by the primary insiders (as defined) are public information, which is available in the Finnish Central Securities Depositary and on the company's website. As well, both primary insiders and secondary insiders (as defined) are subject to a number of trading restrictions and rules, including among other things, prohibitions on trading in Nokia securities during the three-week "closed-window" period immediately preceding the disclosure of our quarterly results and the four-week "closed-window" period immediately preceding the disclosure of our annual results. In addition, the company may set trading restrictions based on project participation. We update our insider trading policy from time to time and monitor our insiders' compliance with the policy on a regular basis. Nokia's Insider Policy complies with the Helsinki Exchanges Guidelines for Insiders and also sets out requirements beyond those guidelines.

Stock ownership guidelines for executive management

The goal of our long-term, equity-based incentive awards is to recognize progress towards the achievement of our strategic objectives, and to focus executives on building value for shareholders. In addition to stock option grants, we encourage stock ownership by our top executives. In January 2001, we introduced a stock ownership commitment guideline with minimum recommendations tied to annual fixed salaries. For the members of the Group Executive Board, the recommended minimum investment in our shares corresponds to two times the member's annual base salary, to be fulfilled by January 2006. This timeline is adjusted for persons, including also the new Group Executive Board members whose service began on January 1, 2004, to whom we have started to apply the guidelines after their initial introduction.

Nokia Stock Option Plans

For a summary of the existing Nokia stock option plans please see www.nokia.com. The plans have been approved by the Annual General Meetings in the year of the launch of the plan.

Restricted Shares

In 2003, we granted a total of 452 250 Restricted Shares to 28 of our key management personnel who are critical to the future success of Nokia. These Restricted Shares will vest in October 2006, at which time the shares will be transferred and delivered to the recipients. Until the shares are transferred and delivered, the recipients will not have any voting or dividend rights associated with these shares. Mr. Pertti Korhonen, a member of the 2003 Group Executive Board, was granted 35 000 Restricted Shares in 2003.

Nokia's Equity Based Compensation Program 2004

On January 22, 2004, the Board of Directors approved a new equity based compensation program 2004 for Nokia, as proposed by the Personnel Committee. Under this program, Nokia will introduce Performance Shares as the main element of its broad based equity compensation program to further emphasize the performance element in the employees' long-term incentives. As part of this change, Nokia will grant significantly fewer stock options in 2004 compared to 2003.

The new, more diversified program aligns the potential value received by participants directly with the performance of the company. The target group for this new share-based incentive program continues to be broad and to include a wide number of employees on many levels of the organization. However, the number of actual participants will be smaller as the program increases the focus on rewarding achievement and on retaining high potential and critical employees.

Performance Shares

Performance Shares represent a commitment by the company to deliver Nokia shares to employees at a future point in time, subject to the company's fulfillment of pre-defined performance criteria. Performance Shares will vest subject to the company's performance reaching at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company's Average Net Sales Growth and EPS Growth (basic, reported) for the 2004 to 2007 period. Both the EPS and Average Net Sales Growth criteria will have an equal weight of 50%.

The initial threshold for the Average Annual Net Sales Growth criteria is 4% resulting in the vesting of up to 2 million Performance Shares. Similarly, the first threshold for the annual EPS Growth criteria is 3% resulting in the vesting of up to 2 million Performance Shares. The maximum performance for Average Annual Net Sales Growth criteria is 16% resulting in the vesting of up to 8.5 million Performance Shares. Similarly, the maximum performance for the annual EPS Growth criteria is 12% resulting in the vesting of up to 8.5 million Performance Shares. The EPS percentages above are approximate figures based on the criteria expressed in euro cents. Performance exceeding the set criteria does not increase the number of Performance Shares vesting.

Under the 2004 Program, the maximum performance level for both criteria will result in the vesting of the maximum of 17 million Performance Shares. If the threshold levels of performance are not achieved, none of the Performance Shares will vest. For performance between the threshold and maximum performance levels the payout follows a linear scale. If required performance levels are achieved, the first payout will take place in 2006 up to a maximum of 4 million shares. The second and final payout, if applicable, will be in 2008. The company will determine the method by which the shares are obtained for delivery after vesting, which may also include cash settlement.

Stock Options and Restricted Shares

Under the 2004 program, Nokia will issue significantly fewer Stock Options for incentive purposes than in 2003 when approximately 30 million options were granted under the Stock Option Program out of the maximum of 94.6 million Stock Options as approved by the Annual General Meeting the same year. In 2004, the maximum number of Stock Options to be granted is 7 million.

Going forward, the company will continue to use a limited number of Restricted Shares to recruit, retain, reward and motivate selected high potential and critical employees. In 2004, the maximum number of Restricted Shares to be granted is 2 million.

The maximum number of shares and/or options to be granted under the 2004 Equity Program is 26 million, or approximately 0.6 per cent of all outstanding shares.

Administration of the Program

Following the approval of the program by the Board of Directors, the Personnel Committee will administer the program according to its charter, including the determination of the principles under which grants will be made. The Board of Directors will approve the grants to the CEO and the President.

INVESTOR INFORMATION

Information on the Internet

www.nokia.com/investor

Available on the Internet: financial reports, Nokia management's presentations, conference call and other investor related material, press releases as well as environmental and social information.

Investor relations contacts

investor.relations@nokia.com

Nokia Investor Relations
6000 Connection Drive
IRVING, Texas 75039
USA
tel. +1 972 894 4880
fax +1 972 894 4381

Nokia Investor Relations
P.O. Box 226
FIN-00045 NOKIA GROUP
tel. + 358 7180 34289
fax +358 7180 38787

Annual General Meeting

Date: Thursday, March 25, 2004 at 3.00 p.m.
Address: Hartwall Areena, Veturitie 13, Helsinki, Finland.

Dividend

Dividend proposed by the Board of Directors for 2003 is EUR 0.30. The dividend record date is March 30, 2004 and the dividend will be paid April 16, 2004.

Financial reporting

Nokia's quarterly reports in 2004 are planned for April 16, July 15 and October 14. The 2004 results will be published in January 2005 and the financial statements in February/March 2005.

Stock exchanges

The shares of Nokia Corporation are quoted on the following stock exchanges:

	Symbol	Trading currency
HEX, Helsinki (quoted since 1915)	**NOK1V**	**EUR**
Stockholmsbörsen (1983)	**NOKI**	**SEK**
Frankfurter Wertpapierbörse (1988)	**NOA3**	**EUR**
Bourse de Paris (1988)	**NOK**	**EUR**
New York Stock Exchange (1994)	**NOK**	**USD**

List of indices

NOK1V	NOKI	NOK
HEX HEX General Index	**OMX** Stockholm	**NYA** NYSE Composite
HEXTELE HEX Telecommunications Index	**GENX** Swedish General	**NNA** NYSE Utilities
HEX 20 HEX 20 Index	**GENX04** Swedish Engineer	**NN** NYSE Utilities
BE500 Bloomberg Europe	**GENX16** Swedish SX 16 Index	**CTN** GSFO Technology
BETECH BBG Europe Technology		**MLO** Merrill Lynch 10
SX5E DJ Euro STOCXX 50		
SX5P DJ Europe STOXX		
SX_ Various other Dj Indices		
E300 FTSE Eurotop 300		

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll-out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations as well as 23) the risk factors specified on pages 12 to 21 of the company's Form 20-F under "Item 3.D Risk Factors" for the year ended December 31, 2003.

GENERAL CONTACT INFORMATION

NOKIA
Keilalahdentie 2-4
P.O. Box 226
FIN-00045 NOKIA GROUP
Tel. +358 7180 08000
Fax +358 7180 38226

Mobile Phones
Keilalahdentie 2-4
P.O. Box 100
FIN-00045 NOKIA GROUP
Tel. +358 7180 08000
Fax + 358 7180 45782

Multimedia
Keilalahdentie 2-4
P.O. Box 100
FIN-00045 NOKIA GROUP
Tel. +358 7180 08000
Fax + 358 7180 45782

Networks
Keilalahdentie 2-4
P.O. Box 300
FIN-00045 NOKIA GROUP
Tel. +358 7180 08000
Fax +358 7180 38200

Enterprise Solutions
Keilalahdentie 2-4
P.O. Box 100
FIN-00045 NOKIA GROUP
Tel. +358 7180 08000
Fax + 358 7180 45782

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